SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 26)*


                                TELOS CORPORATION
     ----------------------------------------------------------------------
                                (Name of Issuer)


     12% Cumulative Exchangeable Redeemable Preferred Stock, $.01 par value
     ----------------------------------------------------------------------
                         (Title of Class of Securities)


                                    8796B200
     ----------------------------------------------------------------------
                                 (CUSIP Number)


                                Andrew R. Siegel
                         Costa Brava Partnership III, LP
                           237 Park Avenue, Suite 900
                            New York, New York 10017
                                 (212) 692-6395
     ----------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                February 13, 2008
     ----------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

                                                                    Page 2 of 89
                                  SCHEDULE 13D

CUSIP NO. 8796B200
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Costa Brava Partnership III, LP
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not Applicable
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                        7    SOLE VOTING POWER
NUMBER OF
SHARES                       506,811
BENEFICIALLY            --------------------------------------------------------
OWNED BY                8    SHARED VOTING POWER
EACH
REPORTING                    0
PERSON                  --------------------------------------------------------
WITH                    9    SOLE DISPOSITIVE POWER

                             506,811
                        --------------------------------------------------------
                        10   SHARED DISPOSITIVE POWER

                             0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     506,811
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES* [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                                    Page 3 of 89
                                  SCHEDULE 13D

CUSIP NO. 8796B200
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Roark, Rearden & Hamot, LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not Applicable
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                        7    SOLE VOTING POWER
NUMBER OF
SHARES                       0
BENEFICIALLY            --------------------------------------------------------
OWNED BY                8    SHARED VOTING POWER
EACH
REPORTING                    506,811
PERSON                  --------------------------------------------------------
WITH                    9    SOLE DISPOSITIVE POWER

                             0
                        --------------------------------------------------------
                        10   SHARED DISPOSITIVE POWER

                             506,811
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     506,811
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES* [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                                    Page 4 of 89
                                  SCHEDULE 13D

CUSIP NO. 8796B200
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Seth W. Hamot
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not Applicable
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
--------------------------------------------------------------------------------
                        7    SOLE VOTING POWER
NUMBER OF
SHARES                       0
BENEFICIALLY            --------------------------------------------------------
OWNED BY                8    SHARED VOTING POWER
EACH
REPORTING                    506,811
PERSON                  --------------------------------------------------------
WITH                    9    SOLE DISPOSITIVE POWER

                             0
                        --------------------------------------------------------
                        10   SHARED DISPOSITIVE POWER

                             506,811
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     506,811
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES* [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                                    Page 5 of 89
                                  SCHEDULE 13D

CUSIP NO. 8796B200
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     White Bay Capital Management, LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not Applicable
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                        7    SOLE VOTING POWER
NUMBER OF
SHARES                       0
BENEFICIALLY            --------------------------------------------------------
OWNED BY                8    SHARED VOTING POWER
EACH
REPORTING                    506,811
PERSON                  --------------------------------------------------------
WITH                    9    SOLE DISPOSITIVE POWER

                             0
                        --------------------------------------------------------
                        10   SHARED DISPOSITIVE POWER

                             506,811
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     506,811
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES* [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                                    Page 6 of 89
                                  SCHEDULE 13D

CUSIP NO. 8796B200
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Andrew R. Siegel
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not Applicable
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
--------------------------------------------------------------------------------
                        7    SOLE VOTING POWER
NUMBER OF
SHARES                       14,476
BENEFICIALLY            --------------------------------------------------------
OWNED BY                8    SHARED VOTING POWER
EACH
REPORTING                    506,811
PERSON                  --------------------------------------------------------
WITH                    9    SOLE DISPOSITIVE POWER

                             14,476
                        --------------------------------------------------------
                        10   SHARED DISPOSITIVE POWER

                             506,811
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     521,287
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES* [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     16.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                        AMENDMENT NO. 26 to SCHEDULE 13D

         This amendment ("Amendment No. 26") amends the Schedule 13D previously filed on March 25, 2005, and amended by Amendment No. 1 filed on May 9, 2005 and further amended by Amendment No. 2 filed on June 6, 2005, and further amended by Amendment No. 3 filed on July 13, 2005, and further amended by Amendment No. 4 filed on September 13, 2005, and further amended by Amendment No. 5 filed on September 26, 2005, and further amended by Amendment No. 6 filed on October 18, 2005, and further amended by Amendment No. 7 filed on November 14, 2005, and further amended by Amendment No. 8 filed on December 29, 2005, and further amended by Amendment No. 9 filed on January 13, 2006, and further amended by Amendment No. 10 filed on February 9, 2006, and further amended by Amendment No. 11 filed on June 2, 2006, and further amended by Amendment No. 12 filed on February 8, 2007, and further amended by Amendment No. 13 filed on February 16, 2007, and further amended by Amendment No. 14 filed on March 7, 2007, and further amended by Amendment No. 15 filed on July 20, 2007, and further amended by Amendment No. 16 filed on July 26, 2007, and further amended by Amendment No. 17 filed on August 3, 2007, and further amended by Amendment No. 18 filed on September 5, 2007, and further amended by Amendment No. 19 filed on September 13, 2007, and further amended by Amendment No. 20 filed on September 24, 2007, and further amended by Amendment No. 21 filed on October 2, 2007, and further amended by Amendment No. 22 filed on October 18, 2007, and further amended by Amendment No. 23 filed on October 25, 2007, and further amended by Amendment No. 24 filed on December 11, 2007, and further amended by Amendment No. 25 filed on December 14, 2007 (collectively, the "Schedule"), by Costa Brava Partnership III, LP ("Costa Brava"), Roark, Rearden & Hamot, LLC ("Roark"), Seth W. Hamot ("Hamot"), White Bay Capital Management, LLC ("White Bay"), and Andrew R. Siegel ("Siegel") with the Securities and Exchange Commission with respect to the 12% Cumulative Exchangeable Redeemable Preferred Stock, $0.01 par value ("Redeemable Preferred Stock") of Telos Corporation, a Maryland corporation (the "Issuer"). All defined terms refer to terms defined herein or in the Schedule. This Amendment No. 26 speaks only as of its date. Costa Brava, Roark, Mr. Hamot, White Bay and Mr. Siegel are collectively referred to herein as the "Costa Brava Reporting Persons". The Schedule is amended only to the extent set forth below:

ITEM 4   PURPOSE OF TRANSACTION

         Item 4. Purpose of Transaction appearing in the Schedule is hereby amended and supplemented to add the following:

         On February 13, 2008, in connection with that certain lawsuit currently pending in the Circuit Court for Baltimore City in the State of Maryland (the "Court") against the Issuer (the "Lawsuit"), Costa Brava and Wynnefield Partners Small Cap Value, L.P. (the "Partnership" or "Wynnefield") filed a Third Amended Complaint (the "Third Amended Complaint"). A copy of the Third Amended Complaint filed in the Lawsuit is filed herewith and attached hereto as Exhibit 99.34 and incorporated herein by reference. Any descriptions herein of the Third Amended Complaint are qualified in their entirety by reference to the Third Amended Complaint. The Reporting Persons do not have, and the Reporting Persons specifically disclaim any obligation to provide, updated information with respect to the proceedings relating to the Lawsuit.

         As of the date of this Amendment No. 26, except as set forth above, and in the Third Amended Complaint, and as otherwise set forth in the Schedule, none of the Costa Brava Reporting Persons has any present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of the instructions to Schedule 13D.

ITEM 7   MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1      Joint Filing Agreement
         Exhibit 99.1   Letter dated May 3, 2005 to the Committee of
                        Independent Directors of the Board of Directors of the Issuer*
         Exhibit 99.2   Costa Brava Letter dated June 30, 2005*
         Exhibit 99.3 Letter dated September 20, 2005 to Mr. Joel Flax, Partner in Charge, Goodman & Company, LLP*
         Exhibit 99.4   Complaint filed in the Circuit Court for Baltimore
                        City in the State of Maryland on October 17, 2005*
         Exhibit 99.5   Goodman Letter dated November 11, 2005*
         Exhibit 99.6   Form of Warner Stevens Audit Committee Demand
                        Letter dated December 27, 2005*
         Exhibit 99.7   Form of Warner Stevens Board Demand Letter dated
                        December 27, 2005*
         Exhibit 99.8 Form of Warner Stevens CEO/CFO Demand Letter dated December 27, 2005*
         Exhibit 99.9   Owsley Letter dated December 27, 2005*
         Exhibit 99.10 Motion for Judgment filed in the Circuit Court of the County of Fairfax in the State of Virginia on December 28, 2005*
         Exhibit 99.11  Motion for Preliminary Injunction filed in the
                        Circuit Court for Baltimore City in the State of Maryland on May 26, 2006*
         Exhibit 99.12 Memorandum of Points and Authorities in Support of Motion for Preliminary Injunction filed in the Circuit Court for Baltimore City in the State of Maryland on May 26, 2006 (without the exhibits thereto)*
         Exhibit 99.13  Letter dated February 7, 2007 to the Corporate
                        Secretary of the Issuer*
         Exhibit 99.14  Motion for Preliminary Injunction filed in the
                        Circuit Court for Baltimore City in the State of Maryland on February 15, 2007*
         Exhibit 99.15 Memorandum of Points and Authorities in Support of Motion for Preliminary Injunction filed in the Circuit Court for Baltimore City in the State of Maryland on February 15, 2007 (without the exhibits thereto)*
         Exhibit 99.16  Second Amended Complaint filed in the Circuit
                        Court for Baltimore City in the State of Maryland on February 27, 2007*
         Exhibit 99.17  Nominating Letter dated March 1, 2007*
         Exhibit 99.18  Letter dated July 18, 2007 to the Corporate
                        Secretary of the Issuer*
         Exhibit 99.19 Letter dated July 26, 2007 to the Chief Financial Officer of the Issuer*
         Exhibit 99.20  Letter dated July 26, 2007 to the V.P., Corporate
                        Counsel & Secretary of the Issuer*
         Exhibit 99.21  Complaint filed in the Circuit Court for Baltimore
                        City in the State of Maryland on August 2, 2007 (without the exhibits thereto)*
         Exhibit 99.22 Motion for Temporary Restraining Order filed in the Circuit Court for Baltimore City in the State of Maryland on August 2, 2007*
         Exhibit 99.23 Memorandum of Points and Authorities in Support of Motion for Temporary Restraining Order filed in the Circuit Court for Baltimore City in the State of
                        Maryland on August 2, 2007*
         Exhibit 99.24  Independence Letter dated August 18, 2007 to
                        Director Bailey of the Issuer*
         Exhibit 99.25 Email dated September 5, 2007 from Director Hamot to certain members of the Board of Directors of the Issuer*
         Exhibit 99.26 Email dated September 7, 2007 from Director Hamot to Director Harris, copying certain members of the Board of Directors of the Issuer*

         Exhibit 99.27  Letter dated September 21, 2007 to Mr. Tom
                        O'Grady, a Partner at the law firm of McGuireWoods LLP*
         Exhibit 99.28  Second Amended Verified Complaint filed in the
                        Circuit Court for Baltimore City in the State of Maryland on September 24, 2007*
         Exhibit 99.29 Motion for Temporary Restraining Order filed in the Circuit Court for Baltimore City in the State of Maryland on September 24, 2007*
         Exhibit 99.30 Memorandum of Points and Authorities in Support of Motion for Temporary Restraining Order filed in the Circuit Court for Baltimore City in the State of Maryland on September 24, 2007*
         Exhibit 99.31 Letter dated October 15, 2007 from Messrs. Hamot and Siegel to the Audit Committee of the Issuer* **
         Exhibit 99.32 Resignation Request Letter dated October 24, 2007 from Messrs. Hamot and Siegel to Director Bernard C. Bailey*
         Exhibit 99.33 Letter dated October 15, 2007 from Messrs. Hamot and Siegel to the Audit Committee of the Issuer (unredacted)*
         Exhibit 99.34 Third Amended Complaint filed in the Circuit Court for Baltimore City in the State of Maryland on February 13, 2008***

         *   Filed with an earlier version of this Schedule 13D.

         ** Confidential portions were omitted and a confidential treatment request was made with the Securities and Exchange Commission, which request was withdrawn. The unredacted version is attached as
             Exhibit 99.33.

         *** Confidential portions were omitted and a confidential treatment request was made with the Securities and Exchange Commission.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 26 to the Schedule 13D is true, complete and correct.



Dated:  February 20, 2008

                                       COSTA BRAVA PARTNERSHIP III, LP

                                       By: Roark, Rearden & Hamot, LLC
                                           Its General Partner

                                       By: /s/ Seth Hamot
                                           -------------------------------------
                                           Name:  Seth W. Hamot
                                           Title: Manager


                                       ROARK, REARDEN & HAMOT, LLC

                                       By: /s/ Seth Hamot
                                           -------------------------------------
                                           Name:  Seth W. Hamot
                                           Title: Manager


                                       /s/ Seth Hamot
                                       -----------------------------------------
                                       Seth W. Hamot


                                       WHITE BAY CAPITAL MANAGEMENT, LLC

                                       By: /s/ Andrew R. Siegel
                                           -------------------------------------
                                           Name:  Andrew R. Siegel
                                           Title: Manager


                                       /s/ Andrew R. Siegel
                                       -----------------------------------------
                                       Andrew R. Siegel

                                       EXHIBIT INDEX
                                       -------------

Exhibit 1      Joint Filing Agreement
Exhibit 99.1 Letter dated May 3, 2005 to the Committee of Independent Directors of the Board of Directors of the Issuer*
Exhibit 99.2   Costa Brava Letter dated June 30, 2005*
Exhibit 99.3 Letter dated September 20, 2005 to Mr. Joel Flax, Partner in Charge, Goodman & Company, LLP*
Exhibit 99.4 Complaint filed in the Circuit Court for Baltimore City in the State of Maryland on October 17, 2005*
Exhibit 99.5   Goodman Letter dated November 11, 2005*
Exhibit 99.6 Form of Warner Stevens Audit Committee Demand Letter dated December 27, 2005*
Exhibit 99.7   Form of Warner Stevens Board Demand Letter dated December
               27, 2005*
Exhibit 99.8   Form of Warner Stevens CEO/CFO Demand Letter dated December
               27, 2005*
Exhibit 99.9   Owsley Letter dated December 27, 2005*
Exhibit 99.10 Motion for Judgment filed in the Circuit Court of the County of Fairfax in the State of Virginia on December 28, 2005*
Exhibit 99.11  Motion for Preliminary Injunction filed in the Circuit
               Court for Baltimore City in the State of Maryland on May 26,
               2006*
Exhibit 99.12 Memorandum of Points and Authorities in Support of Motion for Preliminary Injunction filed in the Circuit Court for Baltimore City in the State of Maryland on May 26, 2006 (without the exhibits thereto)*
Exhibit 99.13 Letter dated February 7, 2007 to the Corporate Secretary of the Issuer*
Exhibit 99.14  Motion for Preliminary Injunction filed in the Circuit
               Court for Baltimore City in the State of Maryland on February 15, 2007*
Exhibit 99.15 Memorandum of Points and Authorities in Support of Motion for Preliminary Injunction filed in the Circuit Court for Baltimore City in the State of Maryland on February 15, 2007 (without the exhibits thereto)*
Exhibit 99.16  Second Amended Complaint filed in the Circuit Court for
               Baltimore City in the State of Maryland on February 27, 2007*
Exhibit 99.17  Nominating Letter dated March 1, 2007*
Exhibit 99.18 Letter dated July 18, 2007 to the Corporate Secretary of the Issuer*
Exhibit 99.19 Letter dated July 26, 2007 to the Chief Financial Officer of the Issuer*
Exhibit 99.20 Letter dated July 26, 2007 to the V.P., Corporate Counsel & Secretary of the Issuer*
Exhibit 99.21 Complaint filed in the Circuit Court for Baltimore City in the State of Maryland on August 2, 2007 (without the exhibits thereto)*
Exhibit 99.22  Motion for Temporary Restraining Order filed in the Circuit
               Court for Baltimore City in the State of Maryland on August 2, 2007*
Exhibit 99.23 Memorandum of Points and Authorities in Support of Motion for Temporary Restraining Order filed in the Circuit Court for Baltimore City in the State of Maryland on August 2, 2007*
Exhibit 99.24  Independence Letter dated August 18, 2007 to Director
               Bailey of the Issuer*
Exhibit 99.25 Email dated September 5, 2007 from Director Hamot to certain members of the Board of Directors of the Issuer*
Exhibit 99.26  Email dated September 7, 2007 from Director Hamot to
               Director Harris, copying certain members of the Board of Directors of the Issuer*
Exhibit 99.27  Letter dated September 21, 2007 to Mr. Tom O'Grady, a
               Partner at the law firm of McGuireWoods LLP*
Exhibit 99.28  Second Amended Verified Complaint filed in the Circuit
               Court for Baltimore City in the State of Maryland on September 24, 2007*

Exhibit 99.29 Motion for Temporary Restraining Order filed in the Circuit Court for Baltimore City in the State of Maryland on September 24, 2007*
Exhibit 99.30 Memorandum of Points and Authorities in Support of Motion for Temporary Restraining Order filed in the Circuit Court for Baltimore City in the State of Maryland on September 24, 2007
Exhibit 99.31 Letter dated October 15, 2007 from Messrs. Hamot and Siegel to the Audit Committee of the Issuer* **
Exhibit 99.32  Resignation Request Letter dated October 24, 2007 from
               Messrs. Hamot and Siegel to Director Bernard C. Bailey*
Exhibit 99.33 Letter dated October 15, 2007 from Messrs. Hamot and Siegel to the Audit Committee of the Issuer (unredacted)
Exhibit 99.34 Third Amended Complaint filed in the Circuit Court for Baltimore City in the State of Maryland on February 13, 2008***

*    Filed with an earlier version of this Schedule 13D.

** Confidential portions were omitted and a confidential treatment request was made with the Securities and Exchange Commission, which request was withdrawn. The unredacted version is attached as Exhibit 99.33.

*** Confidential portions were omitted and a confidential treatment request was made with the Securities and Exchange Commission.

                       EXHIBIT 1 - JOINT FILING STATEMENT

         Pursuant to Rule 13d-1(k)(1), we, the undersigned, hereby express our agreement that the Amendment No. 26 to Schedule 13D for Telos Corporation is filed on behalf of each of us. This agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

Dated:  February 20, 2008

                                       COSTA BRAVA PARTNERSHIP III, LP

                                       By: Roark, Rearden & Hamot, LLC
                                           Its General Partner

                                       By: /s/ Seth Hamot
                                           ------------------------------------
                                           Name:  Seth W. Hamot
                                           Title: Manager


                                       ROARK, REARDEN & HAMOT, LLC

                                       By: /s/ Seth Hamot
                                           ------------------------------------
                                           Name:  Seth W. Hamot
                                           Title: Manager


                                       /s/ Seth Hamot
                                       ----------------------------------------
                                       Seth W. Hamot


                                       WHITE BAY CAPITAL MANAGEMENT, LLC

                                       By: /s/ Andrew R. Siegel
                                           ------------------------------------
                                           Name:  Andrew R. Siegel
                                           Title: Manager


                                       /s/ Andrew R. Siegel
                                       ----------------------------------------
                                       Andrew R. Siegel

  CONFIDENTIAL TREATMENT REQUESTED BY THE REPORTING PERSONS OF CERTAIN PORTIONS
           OF THIS AGREEMENT WITH THE SECURITIES EXCHANGE COMMISSION


                                  Exhibit 99.34

             Third Amended Complaint filed in the Circuit Court for Baltimore City in the State of Maryland on February 13, 2008


COSTA BRAVA PARTNERSHIP III, L.P.,      :           IN THE

 and WYNNEFIELD PARTNERS SMALL

       CAP VALUE, L.P.                  :        CIRCUIT COURT


                    Plaintiffs,         :            FOR


     v.                                 :        BALTIMORE CITY


  TELOS CORPORATION, et al.,            :    Case No. 24-C-05-009296

                                              SPECIALLY ASSIGNED TO

                    Defendants.         :       JUDGE MATRICCIANI

   *  *  *  *  *  *  *  *  *  *  *  *  *  *  *  *  *  *  *  *  *  *  *  *  *

TELOS CORPORATION                       :

           Counter-Plaintiff,           :

v.                                      :

COSTA BRAVA PARTNERSHIP III, L.P.       :

           Counter-Defendant.           :

   *  *  *  *  *  *  *  *  *  *  *  *  *  *  *  *  *  *  *  *  *  *  *  *  *


                             THIRD AMENDED COMPLAINT
                             -----------------------

         Plaintiff Costa Brava Partnership III, L.P., by and through its attorneys Shumaker Williams, P.C. and Warner Stevens, L.L.P., and Plaintiff Wynnefield Partners Small Cap Value, L.P., by and through its attorneys

Whiteford, Taylor & Preston, L.L.P., and Kane Kessler, P.C., individually and on behalf of Telos Corporation for their Third Amended Complaint herein allege as follows:

                                       I.
                                    PARTIES
                                    -------

         1. Plaintiff Costa Brava Partnership III, L.P. ("Costa Brava"), is a limited partnership organized under the laws of Delaware, with its principal place of business in Massachusetts.

         2. Plaintiff Wynnefield Partners Small Cap Value, L.P. ("Wynnefield") is a limited partnership organized under the laws of New York with its principal place of business in New York.

         3. Defendant Telos Corporation ("Telos") is a Maryland corporation with its principal place of business located at 19886 Ashburn Road, Ashburn, Virginia 20147. Telos has previously entered an appearance before the Court in this case.

         4. Defendant Michael P. Flaherty ("Flaherty") is an officer of Telos serving in the capacity of Executive Vice President. Flaherty has previously entered an appearance before the Court in this case.

         5. Defendant Robert J. Marino ("Marino") is an officer and director of Telos, serving in the capacity of Executive Vice President. Marino has previously entered an appearance before the Court in this case.

         6. Defendant Edward L. Williams ("Williams") is an officer of Telos, serving in the capacity of Executive Vice President. Williams has previously entered an appearance before the Court in this case.

         7. Defendant John B. Wood ("Wood") is an officer and director of Telos, serving in the capacity of Chief Executive Officer and Chairman of the Board. Wood has previously entered an appearance before the Court in this case.

         8. Defendant Geoffrey B. Baker ("Baker") is former director of Telos. Baker has previously entered an appearance before the Court in this case.

         9. Defendant David Borland ("Borland") is a director of Telos. Borland has previously entered an appearance before the Court in this case.

         10. Defendant Norman P. Byers ("Byers") is a former director of Telos. Byers has previously entered an appearance before the Court in this case.

         11. Defendant Doctor Fred Charles Ikle ("Ikle") is a former director of Telos. Ikle has previously entered an appearance before the Court in this case.

         12. Defendant Ambassador Langhorne A. Motley ("Motley") is a former director of Telos. Motley has previously entered an appearance before the Court in this case.

         13. Defendant Malcolm M.B. Sterrett ("Sterrett") is a former director of Telos. Sterrett has previously entered an appearance before the Court in this case.

         14. Defendant Lieutenant General (ret.) John M. McDuffie ("McDuffie") is a former officer of Telos. McDuffie has previously entered an appearance before the Court in this case.

         15. Defendant Michele Nakazawa ("Nakazawa") is an officer of Telos serving as Senior Vice President and Chief Financial Officer. Nakazawa has previously entered an appearance before the Court in this case.

         16. Defendant Richard Tracy ("Tracy") is an officer of Telos serving as Senior Vice President and Chief Security Officer. Tracy has previously entered an appearance before the Court in this case.

         17. Defendant John R.C. Porter ("Porter") is a long-term employee of Telos pursuant to an alleged consulting agreement between Porter and Telos, and is also its majority common shareholder. Porter may be served with process at Chalet Petit Monde, 1936 Verbier, Switzerland.

                                       II.
                             JURISDICTION AND VENUE
                             ----------------------

         18. This Court has subject matter jurisdiction over this proceeding because the amount at issue exceeds the minimum jurisdictional limits of this Court.

         19. Venue is proper in Baltimore City because Telos maintains its resident agent for service of process there.

         20. Personal jurisdiction over defendant Porter in this Court is appropriate because Porter performs work and service in the state of Maryland. Porter is an employee of Telos pursuant to a consulting agreement between Porter and Telos, and he is compensated annually for the work and services he purportedly provides to Telos. Additionally, Porter transacts business in the state of Maryland through his control of a Maryland corporation via his majority holdings in Telos. Porter has the power to appoint all but two of Telos' directors, and regularly exercises this power. Porter exerts further control over Telos via a Proxy Agreement whereby certain directors have agreed to act as proxies and specifically represent the interests of Porter. The Proxy Agreement also requires Porter's approval of any sale of all or substantially all of Telos' assets, which Porter utilized when he rejected the recommendation to sell Telos as a whole. Porter regularly causes Telos to make disbursements in his favor, whether in the form of cash payments on his subordinated notes, or in the form of stock options or other grants of securities in Telos and its subsidiaries.

                                      III.
                                     FACTS
                                     -----

A.       Introduction.

         21. Telos is a systems integration and services company that provides information technology services to U.S. Government agencies and state and local governments.

         22. Telos has a complex corporate structure which includes several wholly-owned subsidiaries, partially-owned subsidiaries, and other divisions, entities and affiliates, including Telos Delaware, Inc., Ubiquity.com, Inc., Telos.com, Inc., Telos International Corp., Telos International Asia, Inc., Secure Trade, Inc., Kuwait International, Inc., Telos Information Systems, Inc., Telos Field Engineering, Inc., Telos Federal Systems, Inc., Xacta, Inc. ("Xacta") and Enterworks, Inc. ("Enterworks")

         23. Telos has a substantial interest in Xacta, a subsidiary that develops, markets, and sells government-validated secure enterprise solutions to government and commercial customers.

         24. Xacta was originally a wholly-owned subsidiary of Telos, but now Telos' ownership of Xacta has been significantly diluted due to grants of stock options in that subsidiary.

         25. Enterworks was originally a wholly-owned subsidiary of Telos. Telos allegedly now owns only 4.7% of Enterworks on a fully diluted basis.

         26. Defendants Flaherty, Marino, Williams, Wood, Nakazawa and Tracy currently serve as officers of Telos. Defendant McDuffie is a former officer of Telos who resigned on February 28, 2006, after Plaintiffs filed their original Complaint. These defendants (collectively, "Officers") all served during the relevant time periods for this lawsuit.

         27. Defendants Wood, Marino, and Borland currently serve as directors of Telos. Defendant Ikle resigned as a director of Telos on March 2, 2006, after Plaintiffs filed their original Complaint. Defendants Baker, Byers, Motley, and Sterrett also resigned as directors of Telos on August 16, 2006, after Plaintiffs filed their original Complaint. These defendants (collectively, "Directors") all served during the relevant time periods for this lawsuit.

         1.       Telos' capital structure and order of stakeholder priority.

         28. Telos' most senior obligation in its capital structure is a revolving credit facility ("Wells Fargo Facility") with Wells Fargo Foothill, Inc. ("Wells Fargo")

         29. Immediately junior to the Wells Fargo Facility in terms of priority, Telos has general trade creditors and vendors.

         30. Immediately junior to the general trade creditors and vendors, Telos issued two series of senior subordinated notes, a majority of which are held by the same person that holds the majority of Telos' common stock: Porter. Immediately junior to the senior subordinated notes, Telos issued senior preferred stock in which Porter also owns a majority interest. Other holders include Toxford Corporation ("Toxford"), a Panamanian corporation wholly-owed by a United Kingdom trust established by Porter's parents for his benefit, and Zollikon Investments, SA, a British Virgin Islands entity ("Zollikon"). Zollikon was a successor in interest to Porter's father's senior subordinated notes, as detailed in the Wells Fargo Facility. Upon information and belief, Zollikon recently purchased an apartment in London in which Porter's mother Shirley Porter resides.

         31. Immediately junior to the senior preferred stock, Telos issued the 12% Cumulative Exchangeable Redeemable Preferred Stock ("ERPS"), Telos' only publicly traded security. Plaintiffs Costa Brava and Wynnefield hold shares of Telos' ERPS.

         32. Immediately junior to the ERPS are Telos' Class A and Class B Common Stock ("Common Stock"), approximately 79 percent of which are held by the same person who owns the senior subordinated notes and the senior preferred stock: Porter.

         33. As the majority owner of Telos' Common Stock, Porter holds the right to elect all of the members of Telos' Board, except for two "Class D" directors which are elected by the ERPS holders.

         2.       The 12% Cumulative Exchangeable Redeemable Preferred Stock.

         34. The ERPS was issued in 1989, following the merger of Telos and C3 Acquisition Corporation. As of September 30, 2005, there were 3,185,586 certificates of ERPS outstanding at a face value of $10.00 per ERPS share. The total current mandatory redemption face value on the ERPS, exclusive of accrued but unpaid dividends, is greater than $31 million.

         35. Plaintiff Costa Brava holds 506,811 shares of Telos' ERPS that were first purchased beginning January 11, 2005. These holdings constitute approximately 15.9% of the outstanding Telos ERPS.

         36. Plaintiff Wynnefield holds 131,800 shares of Telos' ERPS that were first purchased in 1995. These holdings constitute approximately 4.1% of the outstanding Telos ERPS.

         37. Rights of ERPS holders are set forth in a Registration Statement on Form S-4 (the "Registration Statement") filed with the Securities and Exchange Commission ("SEC") in 1989.

                  (a)      Dividend Rights.

         38. ERPS holders' dividend rights are set out in the Registration Statement as follows:

         Dividends. The [ERPS] will bear semi-annual dividends at the annual rate of 12% ($1.20) per share, based on the liquidation preference of $10 per share, and will be fully cumulative. Dividends will be payable by the Company, when and if declared by the Board of Directors, commencing with the first sixth-month anniversary of the first of the following to occur after the Effective Date (i) the fifteenth day of the month in which the Effective Date occurs or (ii) the first day of the following month and on each six-month anniversary thereof (each of such dates being a "Dividend

         Payment Date"). Such dividends will be paid in preference to dividends on the Surviving Corporation Common Stock and any other class or series of preferred stock of the Company the terms of which specifically provide that such class or series will rank junior to the Preferred Stock (the "Junior Securities"). Such dividends will be paid to the holders of record at the close of business on the date (not more than 90 days prior to the respective Dividend Payment Date) specified by the Board of Directors at the time the dividend is declared. Payment of cash dividends on the [ERPS] will be subject to certain restricted payment provisions contained in certain of the Company's financing agreements. In addition, Maryland Law contains certain restrictions on the payment of dividends in cash or in additional shares of [ERPS].

         39. By the terms of this provision, holders of the ERPS are entitled to semi-annual fixed dividends on their shares at the annual rate of 12% ($1.20 per ERPS). Each date that the dividend payment is due is defined as a "Dividend Payment Date." These dividends are fully cumulative and accrue without interest.

         40. According to the Registration Statement, Telos was obligated to make dividend payments to the ERPS shareholders as of June 1, 1990 and on each six month anniversary thereafter.

         41. When the ERPS were issued in 1989, Telos repeatedly stated in its Registration Statement to the SEC that the owners and prospective purchasers of the ERPS should expect payment of payment in kind dividends ("PIK Dividends") in the first six years of the ERPS (1989-1995):

         During the first six years after the Effective Date, dividends on the [ERPS] may, at the option of the Company, be paid in cash or in additional shares of [ERPS]. It is anticipated that during such period all dividends on the [ERPS] will be paid in additional shares of [ERPS].

         It is currently anticipated that dividend payments on the [ERPS] and interest payments on the Exchange Debentures, if issued, will be made in additional shares of [ERPS] and additional Exchange Debentures, respectively, until the sixth anniversary of the Effective Date.

         [Telos] expects that during the six years commencing after the Effective Date, dividends on the [ERPS] will be paid in additional shares of [ERPS].

         The terms of the [ERPS] will provide that during the first six years following the Effective Date, [Telos] will have the option to (and [Telos] currently anticipates that it will) pay dividends on the [ERPS] in additional shares of [ERPS] in lieu of cash (subject to restrictions under applicable state law).

         42. Telos ceased declaring and paying cash dividends and PIK Dividends on the ERPS in 1991. Unpaid dividends due on the 3,185,586 outstanding ERPS have accrued since December 1991 and continue to accrue. Accrued unpaid dividends owing on the outstanding ERPS now total at least $79,000,000.

                  (b)      Redemption Rights.

         43. The ERPS are fixed-term securities which must be redeemed by Telos. The Registration Statement establishes a mandatory ERPS redemption schedule:

         Redemption. Subject to the legal availability of funds therefor, any contractual restrictions then binding on the Company and applicable state law, the [ERPS] may be redeemed at any time, in whole or in part, at the Company's option, at a redemption price of $10 per share together with all accrued and unpaid dividends (whether or not earned or declared) thereon to the date fixed for redemption without interest. Mandatory annual redemptions (subject to the legal availability of funds, any contractual restrictions then binding on the Company and applicable state law) will commence on the first Dividend Payment Date (or, if any Exchange Debentures are outstanding, the first interest payment date for the Exchange Debentures) after the sixteenth anniversary of the Effective Date and will continue thereafter on the first Dividend Payment Date (or, if any Exchange Debentures are outstanding, the first interest payment date for the Exchange Debentures following each subsequent anniversary of the Effective Date at a redemption price of $10 per share, together with all accrued and unpaid dividends (whether or not earned or declared) on the date fixed for redemption, without interest. The number of shares of [ERPS] to be mandatorily redeemed on any such redemption date will be equal to at least 20% of the greatest number of shares of [ERPS] issued and outstanding at any time, and on the first Dividend Payment Date following the twentieth anniversary of the Effective Date, the Company will redeem all outstanding shares of [ERPS] at a redemption price of $10 per share together with all accrued and unpaid dividends (whether or not earned or declared) to such date.

         44. Pursuant to the Registration Statement, redemption of the ERPS and payment of the accrued dividends was set to begin on December 1, 2005.

         45. On the Dividend Payment Date occurring on December 1, 2005, the Registration Statement required that Telos redeem at least 20% of the outstanding shares of ERPS. At the same time Telos was required to pay accrued and unpaid dividends on the ERPS. Telos should have redeemed an additional 20% of the outstanding shares of ERPS and paid dividends on those shares on December 1, 2006 and on December 1, 2007.

         46. To fund these obligations, Telos was required by the terms of the Registration Statement to establish a sinking fund for the redemption of the ERPS and payment of dividends.

         47. Telos did not meet its obligation to redeem at least 20 percent of the ERPS and pay dividends on December 1, 2005. In a Form 10-Q filed with the SEC on November 21, 2005, Telos stated that it "believes that the likelihood is that [Telos] will not be able to meet the redemption schedule" of the ERPS.

         48. Telos did not meet its obligation to redeem at least 20 percent of the ERPS and pay dividends on December 1, 2006.

         49. Telos did not meet its obligation to redeem at least 20 percent of the ERPS and pay dividends on December 1, 2007.

         50. As of the date of this Third Amended Complaint, Telos has neither redeemed any of the ERPS nor paid any dividends on the ERPS.

         51. According to Telos' latest Form 10-Q filed with the SEC on November 19, 2007, Telos does not anticipate sufficient liquidity with which to undertake any stock redemption or make the remaining scheduled redemption payments.

         52. It is clear, however, that Telos has had legally available funds with which to pay dividends on the ERPS.

         53. In 1998, Telos repurchased 410,000 shares of the ERPS. Telos wholly fails to explain the legal mechanism that allowed the repurchase of these shares in the face of Telos' self-reported lack of legally available funds whether grounded in insolvency or restrictions in senior instruments.

                  (c)      Priority.

         54. The priority of the ERPS is established in Telos' Articles of Amendment and Restatement filed with the SEC on January 29, 1992:

         Rank. The [ERPS] shall rank, with respect to dividend rights and rights on liquidation, winding up and dissolution, (a) junior to any other class or series of the Preferred Stock of the corporation the terms of which shall specifically provide that such class or series shall rank prior to the [ERPS] (any such other securities are referred to herein collectively as the "Senior Securities"), (b) on a parity with any other class or series of the Preferred Stock of the Corporation the terms of which shall specifically provide that such class or series shall rank on a parity with the [ERPS] (the [ERPS]and any such other securities are referred to herein collectively as the "Parity Securities"), and (c) prior to the Class A

         Common Stock and the Class B Common Stock of the Corporation (collectively, the "Common Stock") and any other class or series of the Preferred Stock of the Corporation the terms of which specifically provide that such class or series shall rank junior to the [ERPS] (any of such other securities of the Corporation to which the [ERPS] ranks prior, including the Common Stock, are referred to herein collectively as the "Junior Securities").

         55. By the terms of this provision, the ERPS have both a dividend and liquidation preference over Telos' Common Stock.

         56. Telos therefore must redeem and pay dividends on the ERPS prior to distributing any funds to holders of Telos' Common Stock or to holders of any securities on par with Telos' Common Stock, without exception.

         3.       Telos' historical insolvency.

         57. Telos has attempted to justify its 14-year long failure to pay dividends by claiming in publicly filed financial disclosures to the SEC that it did not have sufficient legally available funds to fulfill its financial obligation with respect to the ERPS.

         58. The Registration Statement notes that Maryland law contains certain restrictions on the payment of dividends, and conditions the mandatory redemption of the ERPS on the "legal availability of funds." The Registration Statement's reference to legally available funds is consistent with the restriction, under Maryland Corporations and Associations Code Annotated ss. 2-311, that corporate dividends may not be paid if, after giving effect to the dividends, the corporation would not be able to pay its indebtedness as such indebtedness becomes due in the usual course of business, or the corporation's total assets would be less than the sum of the corporation's total liabilities plus, unless the corporation's charter provides otherwise, the amount that would be needed, if the corporation were to be dissolved at the time of the payment of dividends, to satisfy the preferential rights upon dissolution of stockholders whose preferential rights on dissolution are superior to those receiving the dividends.

         59. Hence, in refusing to pay cash dividends to the ERPS holders on the grounds of lack of "legally available funds," Telos admits that the corporation has been insolvent since 1991 or that the payment of cash dividends, accrued since 1991, would render the corporation insolvent. Despite these repeated admissions, Telos still managed to grant cash and other benefits to Wood, Porter and other of Telos' insiders.

                  (a)      SFAS No. 150 devastated Telos' balance sheet.

         60. In May, 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 150 - Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity ("SFAS 150"). SFAS 150 required that issuers of mandatorily redeemable securities like the ERPS be reclassified from equity to liability.

         61. Telos' reclassification of the ERPS pursuant to SFAS 150 had catastrophic consequences for Telos' balance sheet.

         62. Faced with the reclassification, Telos stated its intention on April 15, 2004 to immediately engage experts to advise Telos' management with regard to a strategic transaction to effect a recapitalization of Telos. Telos vowed to use its best efforts to reach a decision on recapitalization within 60 days.

         63. Instead of seeking a recapitalization transaction, Telos has spent the last four years trying different ways to re-engineer the classification mandated by SFAS 150 and arbitrarily devalue the unpaid and owing ERPS obligation.

                  (b) Telos repeatedly filed erroneous financial statements with the SEC, certified by Wood and Nakazawa.


         64. In early 2005, Telos filed its financial statements with the SEC invoking Statement of Financial Accounting Standards No. 6 ("SFAS No. 6") to recharacterize its short-term obligations to redeem the ERPS and pay accrued dividends as a long-term, rather than short-term liability. Mirroring language contained within SFAS No. 6, Telos stated that it had the "intent" and "ability" to refinance the ERPS on a long-term basis after 2005.

         65. SFAS No. 6, promulgated by the Financial Accounting Standards Board, provides, in summary, that "short-term obligations arising from transactions in the normal course of business that are due in customary terms shall be classified as current liabilities. Short-term obligations expected to be refinanced on a long-term basis shall be excluded from current liabilities only if the enterprise intends to refinance the obligation on a long-term basis and has the demonstrated ability to consummate the refinancing."

         66. A necessary predicate to reclassifying a short-term obligation as a long-term obligation, according to the terms of SFAS No. 6, is the disclosure of certain facts. An enterprise's intent to refinance the short-term obligation and its ability to consummate that refinancing must be supported by disclosing either (i) that a long-term obligation or equity securities have been issued for the purpose of refinancing the short-term obligation on a long-term basis, or (2) that the enterprise has entered into a financing agreement to refinance the obligation. In other words, SFAS No. 6 requires Telos to disclose that it had either issued a long term obligation or security to refinance its short-term obligations, or that it had entered an agreement making such refinancing possible.

         67. Until June 2005, nowhere in its filings with the SEC did Telos disclose that it had either issued a long term obligation or security to refinance its short-term ERPS obligations, or that it had entered an agreement making such refinancing possible.

         68. In its June 30, 2005 Form 10-Q filed with the SEC, Telos for the first time disclosed the basis for its election under SFAS No. 6. Telos disclosed that its ability to recharacterize the ERPS and accrued unpaid dividends based on SFAS No. 6 was predicated upon an exchange of the ERPS for certain debentures ("Exchange Debentures").

         69. The Registration Statement allowed, under certain circumstances no longer applicable, Telos to exchange ERPS shares for Exchange Debentures.

         70. In June, 2005, the SEC delivered a letter to Telos specifically inquiring about Telos' use of SFAS No. 6, noting that "it does not appear that, before [Telos] issued [its] balance sheet, [Telos has] either (i) issued a long-term obligation or equity securities for the purpose of refinancing, or (ii) entered into a financing agreement that permits you to refinance."

         71. Because the redemption terms of the Exchange Debentures are so clearly equivalent to those of the ERPS, Costa Brava sent a letter to Telos' independent auditors Goodman & Goodman Company, LLP ("Goodman") in September, 2005 requesting more information on Telos' ability to reclassify its ERPS obligations by exchanging the ERPS and accrued unpaid dividends into Exchange Debentures. Costa Brava publicly filed this letter with the SEC.

         72. Telos' very next SEC filing after receipt of Costa Brava's letter disclosed that Telos' intention to exchange the ERPS for Exchange Debentures was not possible because, as Costa Brava had stated, the Exchange Debentures were on the same mandatory redemption schedule as the ERPS. Telos' stated justification for reclassifying the ERPS obligations as long-term was, in Telos' own words, "incorrect," but did not revise its previous financial statements certified by Wood and Nakazawa.

         4. Telos' SEC filings became increasingly erratic as the first mandatory redemption date approached.

         73. Telos' SEC disclosures became increasingly erratic as Telos frantically sought a way to recharacterize its short-term mandatory obligations on the ERPS as the first mandatory redemption date approached in December, 2005.

         74. The Registration Statement established a mandatory redemption of at least 20% of the ERPS in 2005. The Registration Statement specified a mandated redemption price of $10 per ERPS, along with the accrued and unpaid dividends.

         75. Rather than accept its short-term ERPS obligations, Telos asserted a new and equally erroneous justification for treating the ERPS as a long-term obligation. Pursuant to a formal legal memorandum opinion ("Opinion") delivered to Telos' Audit Committee by McGuireWoods, LLP, Telos suggested for the first time that the Wells Fargo Facility prevented Telos from paying dividends on or redeeming the ERPS until 2008.

         76. The Opinion and Telos' subsequent SEC filings argued that the Wells Fargo Facility prevented payment on the ERPS, so Telos' ERPS obligations are not "due and owing" on any of the mandatory redemption dates. Telos argued that its redemption and dividend payments on the ERPS are not "due and owing," and therefore they are long-term obligations of Telos rather than short-term.

         77. Telos' position mirrors its previous unsuccessful argument in Telos Corp. v. Cede & Co., Civ. No. 97-439-A, E.D. Va., mem. opn. filed Apr. 22, 1998: that the ERPS dividend payments were not due and owing on the dates specified in the ERPS Registration Statement.

         78. The new arguments in the Opinion and Telos' SEC filings are puzzling. Telos' stated justification, Statement of Financial Accounting Standards No. 78 applies only to long-term obligations callable at the option of the creditor. As the Registration Statement makes clear, Telos' ERPS obligations are short-term obligations, and the instruments are not callable by the holders, but rather are a fixed redemption obligation by the issuer Telos.

         79. Telos' new explanation of its accounting treatment of the ERPS, like the prior misstated financial statements disclosed by Telos, does not follow from the terms of the ERPS instrument and is merely another attempt by Telos to create bogus reasons justifying its mistreatment of the ERPS holders.

         80. Telos' new explanation of its accounting treatment of the ERPS constitutes a breach of the terms of the ERPS.

         5.       Telos' deteriorating business results.

         81. Telos' reported business results demonstrate that Telos' historical insolvency is worsening, further deepening the damage to Telos and all its corporate constituents.

         82. Since 1998, Telos has reported recurring operating losses. In 1998, Telos reported a $9,171,000 operating loss. In 1999, Telos reported a $1,964,000 operating loss. In 2000, Telos reported a $1,794,000 operating loss. In 2001, Telos reported a $671,000 operating loss. In 2002, Telos suffered an $8,522,000 operating loss prior to its sale of a subsidiary: Telos Corporation California. In 2003, Telos reported an $8,685,000 operating loss, and in 2004 Telos generated a $2,953,000 operating loss. In 2005, Telos reported a $14,060,00 operating loss. In 2006, Telos reported a $29,681,000 operating loss.

                  (a) Telos was forced to fund operations via a credit facility with Wells Fargo.

         83. In 2002, Telos entered into a $22.5 million Senior Credit Facility Agreement with Wells Fargo that was originally scheduled to mature on October 21, 2005. Borrowings under the Wells Fargo Facility are collateralized by substantially all of Telos' assets including inventory, equipment and accounts receivable. The amount of available borrowings fluctuates based upon the eligible underlying asset borrowing base, as defined in the Wells Fargo Facility agreement.

         84. The Wells Fargo Facility also required Telos to meet certain financial covenants, including tangible net worth and earnings before interest, taxes, depreciation and amortization ("EBITDA"), as defined in the Wells Fargo Facility. The financial covenants were amended and restated in August 2004 to eliminate the tangible net worth requirement. Telos could no longer meet these requirements due to its balance sheet ERPS obligation as affected by SFAS No. 150.

         85. Telos also claims that the Wells Fargo Facility contains prohibitions that prevent Telos from making any distributions to any stakeholders until there is full and final payment of the obligations of the Wells Fargo Facility.

         86. Telos claims that these prohibitions in the Wells Fargo Facility prevented Telos from redeeming and paying dividends on the ERPS.

         87. Despite Telos' claims of prohibitions on distributions allegedly established by the Wells Fargo Facility, Telos has certified in its filings with the SEC that Telos has the "intent and ability" to utilize the same Wells Fargo Facility as a financing source to meet its mandatory redemption obligation of its A-1 and A-2 Preferred Stock, of which Porter owns a majority.

         88. Telos has made no statement clarifying the inconsistency of why the Wells Fargo Facility would prohibit payments to the ERPS holders, but not to Porter's preferred stock.

         89. In April 2005, the Wells Fargo Facility was renewed to include amended terms, primarily a revolving line limit of $15 million and extended to mature on October 21, 2008. The Wells Fargo Facility was originally scheduled to mature on October 21, 2005.

         90. As of December 31, 2005, Telos had outstanding borrowings of $12.2 million and unused borrowing availability of $3.3 million on the Wells Fargo Facility, and was not in compliance with certain of its covenants pursuant to the Wells Fargo Facility. In addition, Telos had failed to meet its EBITDA and cash flow covenants under the Wells Fargo Facility.

         91. As of March 31, 2006, Telos was still not in compliance with certain of its covenants pursuant to the Wells Fargo Facility. In addition, due to the late filing of its 2005 Form 10-K, Telos had not provided audited annual financial statements to Wells Fargo within the required period.

         92. On May 3, 2006, Telos asserted that "Management believes that the Company's borrowing capacity is sufficient to fund its capital and liquidity needs for the foreseeable future."

         93. Despite Telos' assertion on May 3, 2006 that it had sufficient borrowing capacity under the Wells Fargo Facility, Telos was forced to negotiate for more borrowing capacity a mere 4 months later.

         94. As of June 20, 2006, Telos was forced to obtain waivers for any covenant violations, and Telos and Wells Fargo agreed upon less restrictive cash flow covenants to "more accurately reflect [Telos'] future performance based upon revised projections."

         95. On September 12, 2006, Telos and Wells Fargo amended the Wells Fargo Facility to provide Telos with an increase in the line of credit to $21 million, and to make the Wells Fargo Facility's EBITDA covenants less restrictive.

         96. As of December 31, 2006, Telos had outstanding borrowings of $12.6 million and unused borrowing availability of $0.7 million on the Wells Fargo Facility.

         97. Telos' financial records demonstrate that on certain occasions since 2002, Telos actually had no outstanding borrowings on the Wells Fargo Facility.

         98. During these periods, the Wells Fargo Facility on its face did not prevent Telos from paying dividends to the ERPS holders.

         99. Despite these periods when there had been full and final payment on the Wells Fargo Facility, and when Telos had cash on hand, Telos still failed to make any dividend payments to the ERPS holders as required by the Registration Statement.

                  (b)      Telos' former independent auditors expressed concern.

         100. Goodman was Telos' independent auditor for the years 2004 through 2006, during which many of Plaintiffs' factual allegations regarding Telos' accounting improprieties are grounded.

         101. Telos' bleak financial picture led its independent auditors Goodman to express doubt that Telos can continue as a going concern.

         102. In a letter to Telos' Audit Committee dated August 9, 2006, Goodman expressed reservations about Telos' future:

         Our conclusions that management's plans were sufficient to alleviate doubt about [Telos'] ability to function as a going concern for a reasonable period of time was based on [Telos'] proven and continuing ability to borrow money and renegotiate more favorable terms under its revolving line of credit with Wells Fargo, and the credibility of its plans to dispose of certain business lines (including its Xacta brands). . . . As
         [Telos'] plans to dispose of one or more of its business lines (including its Xacta brands) are a material part of our conclusion that management's plans were sufficient to alleviate doubt about [Telos'] ability continue as a going concern, if that process does not result in a transaction closed (or a transaction that is the subject of a definitive agreement with closing conditions that are objectively determinable) by our opinion date for the audit of [Telos'] consolidated financial statements for 2006, in all likelihood, we will conclude that management's plans are insufficient to alleviate doubt about [Telos'] ability to continue as a going concern....

         103. Telos' balance sheet reports an expanding negative Common Stock holder equity.

         104. As of December 31, 2006, Telos reported a Common Stock holder deficit of $126 million.

         105. Goodman's August 9, 2006 opinion shows that Telos' only hope of avoiding a going concern analysis on a go-forward basis was to sell its Xacta-branded business, a transaction which Telos is still seeking to accomplish.

                  (c) To delay Goodman's going concern reservations, Telos sold some assets to Wood's brother.

         106. On April 11, 2007, Telos contributed all the assets of its Identity Management business to an entity called Telos Identity Management Solutions, LLC ("TIMS").

         107. Telos reported the net book value of the assets contributed by Telos as $17,000.00.

         108. Telos initially owned 99.999% of the membership interests of TIMS, but sold 39.999% of the membership interests to private investors in exchange for $6 million in consideration.

         109. Telos reported that Wood's brother is one of the private investors in TIMS and owns 2% of the ownership interests of that entity.

         110. Wood himself will be designated as Chairman of the Board of TIMS.

         111. The $6 million in consideration gained from the TIMS transaction is only the first step in Telos' plan to address Telos' viability as a going concern.

         112.     Telos still intends to sell its Xacta-branded assets.

                  (d) A jury found Goodman aided and abetted Telos' Officers and Directors breach of fiduciary duty.

         113. On December 10, 2007, Costa Brava received a verdict in its lawsuit pending in Virginia against Goodman styled Costa Brava Partnership, III
v. Goodman and Company, LLP, In the Circuit Court for Fairfax County, Virginia, Case No. CL20057931 (the "Virginia Accounting Case").

         114. On July 24, 2007, Goodman resigned as Telos' independent auditors.

         115. The Virginia Accounting Case involved allegations against Goodman for aiding and abetting Telos' officers and directors in breaching their fiduciary duties, conspiracy, and intentional interference with contractual relations.

         116. The Virginia Accounting Case based its claims upon allegations that, in the year 2004 and culminating with Telos' 2004 Form 10-K filed with the SEC, Goodman aided and abetted Telos' Officers and Directors by manipulating and misrepresenting the financial condition and financial statements of Telos to avoid paying a mandatory redemption and cumulative accrued preferred dividends to further their own interests as common shareholders at the expense and to the detriment of more senior interests.

         117. After a full trial on the merits, the jury in the Virginia Accounting Case found that Goodman had aided and abetted a breach of fiduciary duty.

B. Telos is controlled by its majority shareholder Porter acting in concert with Wood to loot the corporation.

         118. Porter owns a majority interest the two classes of securities immediately senior to the ERPS (the senior subordinated notes and the senior preferred stock) and the Common Stock junior to the ERPS. Porter holds a majority position in all of Telos' securities, notes and other instruments except one: Telos' ERPS.

         119. Porter's capital investments in Telos originated from his family, and Porter operates Telos as his own personal checkbook to finance his own living expenses and, secretly, his mother's living expenses.

         120. Porter's status as a foreign citizen restricts his voting rights in his Common Stock. In accordance with a 1994 proxy agreement among Telos, the U.S. Defense Security Service (an agency of the U.S. Department of Defense) and Porter (the "Proxy Agreement"), certain members of Telos' Board are designated to exercise the voting rights of Porter's Common Stock. The Proxy Agreement is designed to limit the participation of Porter, a foreign national, in the affairs of a company that does business with the U.S. Department of Defense.

         121. Despite the limitations imposed by the Proxy Agreement, including the lack of direct control of the voting of his Common Stock, Porter has been able to leverage his standing as majority holder of Common Stock to continually extract constructive dividends on his Common Stock, in the form of above market-rate cash interest payments from Telos and other cash disbursements, while all other holders of Common Stock and ERPS holders have been forced to forego dividends on their shares.

         122. Porter received and continues to receive substantial and regularly-scheduled cash payouts from Telos in violation of the legal and contractual order of Telos' stakeholder priority.

         1.       The Porter family looting of Telos.

         123. Porter's current stake in Telos, its subsidiaries and affiliates, estimated to be approximately $35 million, represents cash that, upon information and belief, belongs to his parents Leslie Porter and Shirley Porter.

         124. In 1993 and 1994, Porter and Toxford purchased $15 million in Telos' Common Stock and senior preferred stock using assets that at least in part formerly belonged to Shirley Porter. Toxford was a Panamanian corporation wholly-owed by a United Kingdom trust established by Porter's parents for his benefit. Porter's purchase made him the majority owner of Telos.

         125. Later in 1995, Porter invested another $12.2 million, upon information and belief from assets originating from one or both of his parents, in Telos in the form of senior subordinated notes (collectively, the "Porter Note").

         126. As discussed in more detail below, the Porter Note contains terms which are seriously disadvantageous to Telos and create a windfall for Porter. Nevertheless, the maturity date of the Porter Note and the exorbitant interest payments have been repeatedly extended by Telos' Board, and Telos has been forced to pay concession fees to Porter upon these extensions, while Telos contemporaneously claimed that it did not have funds to pay its obligations on the ERPS.

         127. The Porter Note provides for quarterly payments in interest at approximately double the average interest rate on similar loans in the business community at large. Telos has never disclosed where it sends these quarterly interest payments.

         128. Porter uses Telos as his own personal savings bank, and, upon information and belief, uses his regular cash payouts from Telos to finance both his own living expenses as well as Shirley Porter's living expenses.

         2.       Telos' insiders' conflict of interest with the ERPS holders.

         129. Telos readily admits that the interests of its ERPS holders are in conflict with the interests of its Common Stock holders, some of whom are officers of the corporation and members of Telos' Board.

         130. In February 1994, Telos disclosed in a Form 13E-3 filed with the SEC that a "holder [such as any officer or director of Telos] of any class of Common Stock could be deemed to have interests which conflict with those of the holders of the [ERPS]."

         131. Porter and many of Telos' executives own Telos' Common Stock. Telos' Board has approved transactions that tend to favor its Common Stock holders over the ERPS holders.

         3.       Porter can draw cash from Telos through his "consulting fees."

         132. In addition to the inflated quarterly interest payments on the Porter Note, Telos discloses that it makes annual payments to Porter for consulting fees. Since 1997, these consulting fees range between $200,000 and $260,000 per year.

         133. Telos does not disclose or keep any documentation of the services Porter rendered each year in exchange for these considerable sums.

         134. Whatever the nature of Porter's consulting, it cannot delve deeply into Telos' core business: creating software solutions for the U.S. Department of Defense. By the terms of the Proxy Agreement, Telos is prohibited from disclosing any classified information or export-controlled technical data to Porter.

         135. The consulting fee arrangement is another vehicle by which Porter receives cash payments from Telos.

         136. Consulting fees paid to Porter by Telos total approximately $2,160,000.00.

         137. Telos' undocumented payment of consulting fees to Porter represents constructive dividends on his Common Stock.

         138. As a result of these payments, Porter's Common Stock receives preferred treatment over Telos' ERPS holders.

         139. The preferred treatment of Telos' Common Stock represents a distribution outside the order of priority of Telos' stakeholders, and a breach of the legal and contractual obligations owed to the ERPS holders.

         4.       The Porter Note.

         140. As described above, Porter was issued the Porter Note by Telos in 1995. The transaction was structured such that Telos issued senior subordinated notes to Porter in exchange for his additional investment of capital in the company.

         141. In 1995, the Porter Note totaled approximately $12 million at an interest rate ranging from 14-17% per year. By comparison, the average prime interest rate in 1995 was only 8.8%. Current outstanding principal on the Porter
Note is approximately $5.2 million. The Porter Note also entitles Porter to interest payments.

         142. Originally set to mature in 2000, the maturity date of the Porter Note has been extended by Telos' Board on several occasions, most recently in 2005. Every time the Porter Note has been reviewed and renewed by Telos' Board, the background prime interest rate at the time of renewal was approximately half the interest rate in the Porter Note. On some occasions, the renewal of the Porter Note included fees paid to Porter by Telos, at the same time Telos stated in its filings with the SEC that Telos did not have sufficient funds to meet its obligations to the public holders of the ERPS.

         143. Significantly, the Porter Note contains an egregious pre-payment penalty which amounts to an anti-takeover provision. In the event of any principal payment of the Porter Note in advance of the maturity date, Telos would be required to pay an additional penalty to Porter which could reach the sum of $13.5 million (the "Pre-Payment Penalty"). Similarly, any change of control of Telos would also trigger the pre-payment penalty.

         144. A pre-payment provision in a note of this magnitude is highly unusual. In effect, the Pre-Payment Penalty (approximately $13.5 million) is so large and out of proportion to the underlying stake of the Porter Note (now, approximately $5.2 million) that it has the effect of a poison pill. The Pre-Payment Penalty is crucial for Porter to maintain his control of Telos and make sure that he can retrieve Shirley Porter's money in the event that Telos' Board should be replaced by a Board who is not as sympathetic to Porter's schemes.

         145. The Officers and Directors renewed the Porter Note's Pre-Payment Penalty each time the Porter Notes were renewed and extended.

         146. In Telos' Form 10-Q filed on November 15, 2002, Telos noted that it had repaid $3 million of the Porter Note, despite the fact that the maturity of the Porter Note had been extended to May of 2003. Telos later stated in 2004 that the repayment of $3 million of the Porter Note, in advance of its maturity, was executed on the demand of Porter.

         147. In 2005, the Porter Note was renewed and extended to 2008 at the same 17% interest rate, while the benchmark prime interest rate was 5.4%. Telos' Board renewed the Porter Note, along with the perpetuated accrual of the Pre-Payment Penalty, despite the fact that the Porter Note's Pre-Payment Penalty was a significant obstacle to any strategic transaction that would rectify Telos' insolvency.

         148. Telos' Board had the option not to renew the Porter Note upon its 2005 maturity, which would have nullified the Pre-Payment Penalty. Under the influence of Porter, who can single-handedly appoint and remove directors via his majority stake in Telos' Common Stock, Telos' Board renewed the Porter Note in full.

         149. Telos' payment of exorbitant interest, and its continuing renewal of the Porter Note and its Pre-Payment Penalty represent constructive dividends on Porter's Common Stock.

         150. The effect of Telos' payments to Porter is that Porter's Common Stock receives preferred treatment over Telos' ERPS holders.

         151. The preferred treatment of Telos' Common Stock represents a distribution outside the order of priority of Telos' stakeholders, and a breach of the legal and contractual obligations owed to the ERPS holders.

C.       Telos' insiders profit so long as they do what Porter tells them to do.

         152. Despite Telos' poor performance and inability to meet its financial obligations, Telos' Officers have reaped substantial benefits from Telos

         153. Telos' Officers routinely make decisions that benefit themselves and Porter to the detriment of the corporation and its creditors and stockholders. This poor management has damaged the corporation generally and the ERPS holders in particular.

         154. Upon information and belief, Telos' Officers' actions are made at the behest of Porter, and are blindly ratified by Telos' Directors.

         1.       Fraudulent transfers.

         155. Despite Telos' 15 years of claimed insolvency, Telos' Officers, with the consent and approval of the Directors, have been paying themselves exorbitantly high salaries and bonuses.

         156. Chairman and CEO Wood - described in a recent nationally published account as among the 100 highest paid executives in the Washington, D.C. area - alone received $1,429,866 in salary and $1,230,000 in cash bonuses from 2002 to 2005.

         157. Telos' recent filings with the SEC report that, between 1998 and 2004, the company's executives have received cash bonuses totaling $4,590,851. Telos conveyed (1) to Wood a total of $1,600,000 in cash bonuses;
(2) to Flaherty a total of $992,692 in cash bonuses; (3) to Marino a total of $675,659 in cash bonuses; (4) to Williams a total of $906,000 in cash bonuses;
(5) to McDuffie a total of $250,000 in cash bonuses; and (6) to Tracy a total of $166,500 in cash bonuses.

         158. Additionally, the company's top five executives received a total of 2,800,000 stock options in 2004 alone.

         159. Director Borland also enjoys the exclusive use of Telos' corporate golf membership, but did not disclose that arrangement either with the other Directors or in Telos' filings with the SEC, including Telos' most recent Form 14A.

         160. Porter has received approximately $2,160,000.00 in illegitimate "consulting fees" from Telos since 1995, along with approximately double the benchmark interest rate on the Porter Note.

         2.       Stock option grants.

         161. Telos took the unusual step of initiating stock option plans in its subsidiaries, purportedly to retain and reward key employees who built value in those subsidiaries.

         162. However, there is no reasonable basis in any of Telos' publicly reported accounting to accurately measure the value in Telos' subsidiaries. Telos does not keep separate financial statements for its subsidiaries. Instead, Telos keeps a single set of books and records which incorporates all its subsidiaries.

         163. In fact, Telos' grants of stock options in its subsidiaries are another unlawful endeavor by which Telos transfers corporate assets and profits to insiders of the company.

         164. As discussed further in relation to stock options in Xacta, Telos made large grants of stock options, both in size and value, to its insiders as a means of rewarding those insiders for allowing Wood and Porter to run Telos as their own private bank account.

         3. Telos makes transfers to its insiders under the guise of SG&A expenses.

         165. Telos carries a high level of non-deductible selling, general and administrative expenses ("SG&A Expenses") relative to comparable firms in its industry.

         166. Telos does not publicly disclose the recipients of cash from Telos that would be classified as SG&A Expenses.

         167. Upon information and belief, Telos distributes cash and benefits to Porter and other insiders, and then classifies those expenses as SG&A Expenses.

         168.     [REDACTED]

         169.     [REDACTED]

         170.     [REDACTED]

         171.     [REDACTED]

         172.     [REDACTED]

         173. By contrast, Telos reported an operating loss of $5.8 million in its 2005 Form 10-K filed with the SEC.

D. Under Porter's influence, Telos reneged on its obligation to pay PIK Dividends to the ERPS holders.

         174. Telos issued the ERPS in 1989 in association with the merger between C3 Acquisition Corp. ("CAC") and Knoll Capital Management, L.P. ("KCM"). Dividends on the ERPS were payable by CAC on June 1, 1990 and every six month anniversary thereafter. Telos failed to pay cash dividends on the first dividend payment date, citing lack of legally available funds. Consistent with the intention announced in the Registration Statement, however, Telos noted its intention to fulfill its dividend obligation in the form of PIK Dividends:

         The Company has the option to (and the Company currently anticipates that it will) pay dividends in [the form of PIK Dividends] in lieu of cash during the first six years after the issuance.

         175. Telos followed through with its statement to the public and to the ERPS holders. On December 1, 1990, and again on December 1, 1991, Telos declared and paid PIK Dividends to the ERPS holders in the form of 385,241 and 351,622 additional ERPS respectively.

         1. Telos stopped paying dividends on the ERPS after 1991 when Porter took control.

         176. In 1992, however, Telos' position with respect to the ERPS changed. Despite having declared and paid PIK Dividends on the ERPS in 1990 and 1991, Telos did not declare any dividends on the ERPS in 1992. For the first time, Telos pointed to provisions in its articles of incorporation which purportedly prevented Telos from distributing PIK Dividends:

         Telos declared no dividends on the ERPS during fiscal year 1992 due to restrictions in the Company's articles of incorporation. Cumulative undeclared dividends as of December 31, 1992 on the [ERPS] are equal to 444,414 shares. [ . . . ] The Company intends to amend its articles of incorporation to make clear that it has the ability to pay such dividends in [the form of PIK Dividends] in lieu of cash, notwithstanding the fact that the Company is in default under certain of the financial covenants contained in the subordinated debt . . . to such amendments from the requisite majorities of the Company's Series A-1 and A-2 Preferred Stock and of the Company's Common Stock. [1992 Form 10-K, pp. 10, 47] (emphasis added)

         177. Telos did not disclose the actual and specific provisions in its articles of incorporation that allegedly restricted Telos' ability to distribute PIK Dividends on the ERPS. Nor did Telos point to the provisions of the Series A-1 and A-2 Preferred Stock ("Series A-1 and A-2 Preferred Stock") which purportedly constrained the distribution of PIK Dividends on the ERPS.

Additionally, Telos did not disclose the extent to which the company would be restricted from declaring or issuing dividends on its other securities. Telos made similar excuses, all lacking the relevant detail, in 1993, 1994 and 1995.

         178. Telos' change in stance regarding the PIK Dividends corresponds with the time that Porter took control of Telos.

         2.       Telos elected to pay PIK Dividends.

         179. Telos did make clear disclosures to the SEC and the public at large about one crucial issue: Telos voluntarily elected to pay PIK Dividends on the ERPS from 1992 to 1995. In 1992 Telos accrued for 444,414 additional ERPS of PIK Dividends to be distributed to the ERPS holders. In 1993, Telos again accrued for PIK Dividends to be distributed to the ERPS holders, but this time calculated the number to be 499,344 additional ERPS.

         180. Telos' later filings to the SEC make clear that Telos had elected to account for the ERPS dividends during the years 1992 through 1995 as PIK Dividends:

         For the years 1992 through 1994 and for the dividend payable June 1, 1995, the Company has accrued undeclared dividends in [the form of PIK Dividends]. These accrued dividends are valued at $3,950,000 [on the respective dividend date]. Had the Company accrued such dividends on a cash basis, the total amount accrued would have been $15,101,000. For the dividend payable December 1, 1995, the Company accrued $2,157,000 of dividends using a cash basis. All future dividend accruals will be on a cash basis. (emphasis added)

         181. After 1995, Telos no longer had the option to declare dividends on the ERPS in the form of additional ERPS pursuant to the Registration Statement. Nevertheless, Telos continuously reaffirmed its commitment to pay the 1992-1995 dividends on the ERPS in the form of PIK Dividends in no fewer than thirty-nine SEC filings between 1995 and 2005.

         3. Telos' misstatement of its ERPS obligations in its SEC filings.

         182. As required by federal and Maryland securities laws, Telos is responsible for truthfully disclosing the magnitude of its obligations with respect to the ERPS and unpaid dividends under both Generally Accepted Accounting Principles ("GAAP") and Generally Accepted Auditing Standards. These disclosures should include, inter alia, (1) the issue price of the ERPS shares;
(2) the periodic accretion necessary to amortize the difference between the issue price and the mandatory redemption price over the period of time from issuance to the stated maturity dates; (3) the issue price of the declared PIK Dividends; (4) the related accretion of those PIK Dividends to their respective mandatory redemption price; (5) the issue price of the PIK Dividends that would have been declared had Telos done so in lieu of the cash dividends that it did not pay; and (6) the related accretion of those PIK Dividends to their respective mandatory redemption price.

         183. However, Telos intentionally omitted the accrual of these additional ERPS in each financial statement it filed with the SEC and distributed to the public since 1992. In each and every subsequent year, up to and including Telos' most recent Form 10-Q in November, 2006, Telos has consistently misstated its ERPS obligations by ignoring the accrual of the PIK Dividends and the timing of the short-term mandatory obligation to redeem them.

         184. An independent review of Telos' financial statements filed with the SEC reveals that Telos' current balance sheet materially understates Telos' financial obligations with respect to the ERPS by approximately $40 million. Even the SEC has questioned whether Telos' accounting for the ERPS is in compliance with the SEC's disclosure requirements.

         185. Telos' officers Wood and Nakazawa wrongly certified that these materially misstated financial disclosures satisfied the requirements of the Public Company Accounting Reform and Investor Protection Act of 2002 ("Sarbanes-Oxley").

         4. Telos gave different and contradictory reasons for failing to pay PIK Dividends.

         186. Telos never clearly disclosed the exact reason for its failure to pay PIK Dividends on the ERPS in 1992 and thereafter. Instead, Telos pointed ambiguously to Telos' articles of incorporation as the reason for Telos' inability to pay PIK Dividends in 1992 and 1993. According to Telos, it would be unable to pay PIK Dividends until it could "amend its articles of incorporation to make clear that it has the ability to pay [the PIK Dividends] in lieu of cash, notwithstanding the fact that the Company is in default under certain of the financial covenants contained in the subordinated debt . . . to such amendments from the requisite majorities of the Company's Series A-1 and A-2 Preferred Stock and of the Company's Common Stock." [1992 Form 10-K, pp. 10, 47] Telos did not identify the provision in the articles of incorporation that needed to be amended, but clearly stated its intention to make that amendment.

         187. Telos' rationale for non-payment of the PIK Dividends in its Form 10-K for 1993 is even more vague. "[PIK Dividends] were not paid because of certain inconsistencies and ambiguities in the Company's articles of incorporation and certain of its debt agreements." Again Telos stated its intention to do what was necessary to correct the issue, but then included a substantial hedge:

         The Company does not know whether or not (Union de Banques Suisse ("UBS")) intends to consent to such amendments of its articles of incorporation as a holder of the Class B Redeemable Preferred Stock of the Company. The Company intends to seek consent to such amendments from the requisite majorities of the Company's Series A-1 and A-2 Preferred Stock and of the Company's Common Stock.

         188. In 1994, Telos added an additional explanation. In addition to needing amendments to undisclosed provisions in its Articles of Incorporation, Telos now stated that it would need to amend "certain of its debt instruments." Telos again failed to disclose precisely which of the debt instruments needed amendments and in what ways.

         189. While vague and ambiguous, these excuses essentially suggest the existence of two alleged issues. First, payment of the PIK Dividends was prohibited by some provision in the subordinated debt held by UBS. Second, payment of the PIK Dividends was prohibited by some provision in the Articles of Incorporation. As will be discussed more fully below, this latter excuse is further clarified by discussions of the Board in 2000, to make clear that the issue was an alleged provision in the Charter that stipulates that an affirmative vote of 100% of the Series A-1 and A-2 Preferred Stock was required before Telos could issue additional ERPS as dividends. Nevertheless, when examined further, it is clear that these excuses are without merit and, in fact, are belied by the conduct of Telos and the Board.

                  (a)      Subordinated debt.

         190. First, as set forth in the ERPS, payment of PIK Dividends is not constrained by any provisions in Telos' credit agreements. The specific paragraph addressing the impact of Telos' credit agreements makes clear that its application is only to the payment of cash dividends. This prohibition does not in any way restrict the payment of dividends in additional shares.

         191. On information and belief, the subordinated debt agreement(s) that existed between Telos and UBS did not contain any language that would have prevented Telos from paying the PIK Dividends. The subordinated debt between Telos and UBS was created at the same time as the ERPS (in 1989). The debt agreements were created in connection with the merger between CAC and KCM. Presumably, the drafters of these documents prepared them to be consistent with one another. In fact, the consistency was demonstrated by Telos' distributions of PIK Dividends in 1990 and 1991 contemporaneously with the servicing of the UBS debt. Regardless, Telos' SEC filings focus primarily on the alleged need to amend Telos' articles of incorporation to address alleged ambiguities and inconsistencies.

         192. The conduct of Telos and the Board further bolsters this conclusion. If some language in the subordinated notes prevented payment of the PIK Dividends, such language would have also applied to all securities junior to the ERPS - namely, Telos' Common Stock. However, while Telos was claiming an inability to pay the PIK Dividends, it was issuing additional shares of Common Stock.

         193. Finally, the subordinated notes held by UBS were retired in 1995. From that moment on, any alleged impediment posed by that subordinated debt no longer existed, and the PIK Dividends should have been paid.

         194. For example, in May 1998, all of UBS' equity holdings in Telos were retired at a cost of $6.5 million. These equity holdings included 7,500 shares of the Class B Preferred Stock, 1,837,773 shares of the Class A Common Stock, and 1,312,695 Class A Common Stock warrants.

         195. Then, in November 1998, Telos repurchased and retired 410,000 shares of the ERPS held by certain individuals by paying the holders $4.00 cash per ERPS. Telos did this cash repurchase despite its concurrent declarations to the SEC that it did not have any legally available funds to fulfill its dividend obligations to all holders of ERPS.

         196. Telos' actions clearly demonstrate that it had both the cash and the ability to complete certain transactions related to its securities. It is only when Telos is faced with payments to the ERPS holders that Telos claims that prohibitions in its debt agreements restrict Telos' ability to use cash. Obviously, if Telos was able to utilize its available cash to repurchase shares of the ERPS and retire the equity holdings of UBS, there was absolutely no impediment to the payment of the due and owing PIK Dividends.

                  (b)      Series A-1 and Series A-2 Preferred Stock.

         197. When Telos issued securities senior to the ERPS, Telos intentionally created an exception to guarantee its ongoing ability to pay PIK Dividends on the ERPS. Telos issued its Series A-1 and A-2 Preferred Stock in 1990.

         198. At least initially, the Series A-1 and A-2 Preferred Stock posed no obstacle to the payment of dividends on the ERPS. Telos paid PIK Dividends on the ERPS in 1990 and 1991 without even a mention as to any possible prohibitions on the Series A-1 and A-2 Preferred Stock.

         199. It was not until the 1992 10-K that Telos mentioned for the first time that the terms of the Series A-1 and A-2 Preferred Stock may have conflicted with the payment of PIK Dividends on the ERPS.

         200. The terms of the Series A-1 and A-2 Preferred Stock are contained within a January 14, 1992 Form 8-K. Both securities contain identical provisions restricting payment of cash dividends on junior securities:

         If at any time full dividends which have accrued . . . on the Series A-1 Preferred Stock shall not have been paid in full . . . then the deficiency shall be declared and paid . . .before any dividend (other than dividends payable solely in shares of [junior securities] . . .) or other distribution...

         201. Hence, the prohibitions on payment of cash dividends on junior securities in the Series A-1 and A-2 Preferred Stock specifically exclude payment of PIK Dividends on the ERPS. This language is consistent with the language of the ERPS.

         202. According to the ERPS Registration Statement, there is no restriction on payment of the PIK Dividends based on any alleged default in payments owing the Series A-1 and A-2 Preferred Stock. These instruments are clearly consistent with one another on this issue and there is certainly no ambiguity. This conclusion is again bolstered by the conduct of Telos and the Board.

         203. While Telos was claiming an inability to pay the PIK Dividends, it was issuing additional shares of Common Stock. The Series A-1 and A-2 Preferred Stock clearly define both the ERPS and Telos' Common Stock as "Junior Securities" and any restrictions applied to the Junior Securities (as opposed to simply the ERPS). Thus, if Telos could issue shares of Common Stock, it could pay the PIK Dividends.

         204. In addition, the restrictions that do exist in the Series A-1 and A-2 Preferred Stock apply to the use of Telos' cash. If Telos had the authority to retire all of UBS' equity holdings in May 1998 and repurchase 410,000 ERPS in November 1998, it was able to pay the PIK Dividends.

         5. In 2006, Telos wrongfully asserted, for the first time, an alleged right to elect to pay the PIK Dividends in cash.

         205. After almost 15 years of promising to pay the ERPS holders PIK Dividends, Telos recently changed its mind.

         206. On May 12, 2006, Telos' Board voted to reverse Telos' repeated declarations to the SEC to distribute the PIK Dividends for the period of 1992 through 1995. Telos retreated from its previously stated intent to pay PIK Dividends, and now states its intent to pay cash dividends.

         207. There is no language in the Registration Statement that supports Telos' reversal of position regarding Telos' previous election to pay dividends as PIK Dividends, which Telos reaffirmed in each of its filings with the SEC since 1992.

         208. From 1989 to 1995, Telos had the option to pay dividends on the ERPS in cash or in additional shares of ERPS on the respective Dividend Payment Dates.

         209. The option was exercised during the period 1992 to 1995 on the respective Dividend Payment Dates, as evidenced by Telos' filings with the SEC for the period 1992 to 1995, as well as ten years of subsequent quarterly and annual filings with the SEC.

         210. More importantly, neither the language nor the intent of the Registration Statement supports the notion that this option can be exercised now, more than ten years after the last date Telos could have elected to pay the dividends in cash or PIK Dividends. Instead, the option had to be exercised between 1989 and 1995 on the respective Dividend Payment Dates.

         211. The ERPS obviously was created to be a publicly traded security, and the resulting quarterly and annual reporting obligations imposed on Telos are clear. Each and every year, the rules of accounting and SEC regulations have imposed on Telos the obligation to report which dividend option (cash or PIK) the Board chose for the years 1992 through 1995 on the respective Dividend Payment Dates.

         212. Telos' new suggestion that the Board did not actually exercise its option during that time period, but instead had the right to defer the exercise to some unknown point in the future renders meaningless Telos' concurrent reporting obligations for each of the reporting periods from 1992 to the present.

         213. Worse, the purported reversal of position by Telos' Board in the 2005 10-K (filed in May, 2006) effectively makes Telos' public statements filed with the SEC from 1992 through 2005, signed and certified by Telos' Officers and Directors, false and misleading.

         6. Telos' reversal of position on the PIK dividends is ineffective and would constitute a breach of Telos' obligations to the ERPS holders.

         214. Telos' May 12, 2006 reversal of position occurred after the Dividend Payment Date occurring on December 1, 2005, when the Registration Statement required that Telos redeem and pay accrued unpaid dividends on the ERPS.

         215. The right to receive payment of accrued unpaid PIK Dividends vested in the ERPS holders as of the first Dividend Payment Date of December 1, 2005.

         216. As a result, Telos' reversal of position as to PIK dividends announced on May 12, 2006 constitutes a breach of Telos obligation as of December 1, 2005 to redeem and pay accrued unpaid PIK Dividends on December 1, 2005.

         217. Furthermore, the ERPS holders' vested right to payment and redemption which crystallized on December 1, 2005 is required by the Registration Statement to be a pro rata redemption and payment on at least 20% of the outstanding shares of ERPS.

         218. As of the first Dividend Payment Date on December 1, 2005, Telos was legally obligated to apportion its legally available funds to redeem and pay accrued dividends at least 20% of the outstanding shares of ERPS on a pro rata basis.

         219. Telos cannot satisfy its obligations to pay accrued unpaid PIK dividends on at least 20% of the ERPS on a pro rata basis on December 1, 2005, and then revert to paying cash dividends on a pro rata basis on the remaining 80% of the ERPS on the remaining Dividend Payment Dates.

         220. Nothing in the Registration Statement or any other document describing the legal obligation of Telos to the ERPS holders authorizes disparate treatment of the accrued unpaid dividends on the ERPS on different Dividend Payment Dates.

         221. Accordingly, Telos' obligation to redeem and pay accrued and unpaid PIK Dividends on at least 20% of the ERPS on December 1, 2005 effectively amounts to an election to pay PIK Dividends on all Dividend Payment Dates.

E. Telos created a stock option plan in Xacta as a scheme to elevate Telos' insiders over all other stakeholders in Telos.

         222. In its Form 10-K filed with the SEC for the year 2000, Telos disclosed two new stock option compensation plans. These incentive compensation plans were designed to issue stock options in two of Telos' subsidiaries: Telos Delaware, Inc. ("Telos Delaware") and Xacta.

         223. Beginning in 2002, Telos for the first time began granting stock options in its subsidiary, Xacta. Telos' stated purpose was to reward Telos' employees who had been critical to the successes of the Xacta unit.

         224. Initially, Telos made separate disclosures of its granted options in each of its subsidiaries.

         225. Under both the Telos Delaware and Xacta option plans, certain key executives and employees of Telos are eligible to receive stock options. Telos may award up to 3,500,000 shares of common stock as either incentive or non-qualified stock options under each plan.

         226. In 2000, Marino was granted 292,900 options in Telos, Telos Delaware, and Xacta common stock.

         227. In 2001, Wood was granted 310,000 options in Telos, Telos Delaware, and Xacta common stock. Also in 2001, Flaherty was granted 300,000 options in Telos, Telos Delaware, and Xacta common stock.

         228. The most recent detailed reports of the Telos Delaware and Xacta stock option plans are contained within Telos' 2003 Form 10-K. In 2003, Telos disclosed that 1,282,000 options were outstanding in the Telos Delaware plan, of which 958,000 options were exercisable. Telos also disclosed that 1,066,000 options were outstanding in the Xacta plan, of which 757,000 options were exercisable.

         1. Telos attempted to hide the amount of options it was granting in Xacta.

         229. Telos' 2004 Form 10-K and subsequent filings have significantly clouded the picture of Telos' numerous stock option plans.

         230. Prior to 2004, Telos discussed and made disclosures of its stock options plans separately.

         231. Beginning in 2004, Telos lumped all of its stock option programs together for the purposes of disclosure. Rather than discuss the Telos Delaware and Xacta stock option plans separately, Telos merely aggregated the total number of stock option grants under all available stock option plans, totaling 4,468,000 in 2004.

         232. Telos' change in reporting meant that it was no longer possible for any outsiders, including the SEC, to tell how many options were granted in Xacta, and to whom they were granted.

         233. Telos' failure to provide adequate public disclosure of its various subsidiary stock option plans masks the substantial dilutive effect of the stock option plans on Telos' ownership interest in its subsidiaries.

         2. Telos concentrated ownership interests of Xacta in Telos' insiders.

         234. In 2004, Wood was granted 600,000 options in Telos Common Stock and 400,000 options in Xacta common stock. Also in 2004, Flaherty, Marino, Williams, and McDuffie each were granted 250,000 options in Telos Common Stock and 200,000 options in Xacta common stock.

         235. Approximately 60 percent of the stock options in Xacta have been granted to just five insiders of Telos: Wood, Flaherty, Marino, Williams and Tracy.

         236. Wood alone owns approximately 25 percent of the Xacta stock options.

         237. Only 30 percent of the Xacta stock options are owned by non-executive employees of Xacta, including the managers of the Xacta-branded business units and other employees who created the value in the lines of business. This fact is directly at odds with the stated purpose of the option plan to reward the employees who had created the value in the subsidiary entity.

         238. Prior to the stock option plan providing grants of options in Xacta stock, Xacta had been a wholly-owned subsidiary of Telos. Now, Telos' ownership of Xacta has been substantially diluted, despite the fact that Telos continues to represent to the SEC that Xacta is a wholly-owned subsidiary of Telos.

         239. For both the Telos Delaware and Xacta stock option plans, the number of authorized shares in the option plans for Wood and other insiders constitute 54% of the total outstanding common shares in Telos' wholly-owned subsidiaries.

         3. The total value of the Xacta stock options was originally less than $5 million.

         240. In total there are approximately 6.5 million shares of Xacta stock outstanding.

         241. Telos calculated the strike price of the Xacta stock options at $0.75 per share at the time they were granted.

         242. When the Xacta stock options to Telos' executives were last granted in 2004, the strike price was set at $0.75, which was intended to be the then-current per share value of the outstanding shares in Xacta.

         243. If the Xacta stock options were worth any more than that, then the $0.75 strike price was below the then-current share value of the stock, every individual who received Xacta options should have declared additional taxable income in 2004, Telos should have withheld income taxes on that taxable income, and Telos should have deducted additional compensation expense from its revenue and reported additional net income.

         244. None of Telos' certified financial statements state that any of these things happened in 2004 or any other year.

         245. Using Telos' strike price for the Xacta stock options, the total value of the Xacta options in 2004 was approximately $4.875 million.

         4. The purported value of the Xacta stock options has increased dramatically since 2004.

         246. During the same time period in which Telos has reported consistent losses, there has been an unprecedented increase in value in the Xacta stock options.

         247.     [REDACTED]

         248. In two years, therefore, the value of the Xacta stock options had increased approximately 500%.

         249.     The value of the Xacta stock options continues to rise.

         250. On August 15, 2006, there was a presentation "A Plan to Move Forward" by Wood to the Board of Directors which showed that the value of the Xacta options was now between $30-50 million.

         251. The increase in value in the Xacta stock options is suspicious, given that Xacta owns no significant assets.

         252. All but a small amount of the Xacta branded business is conducted pursuant to contracts with Telos, not Xacta

         253.     Telos, not Xacta, makes and receives payments.

         254.     Xacta does not have its own bank accounts or its own payroll.

         255. Payroll functions for Telos and its subsidiaries are operated by Telos under one system.

         256. Telos does not keep separate financial statements for Xacta. Telos keeps a single set of books for Telos which incorporates all its subsidiaries, including Xacta, meaning that all Telos businesses are treated as one.

         257. Any patented systems or technologies utilized in Xacta branded business are owned by Telos, not Xacta.

         258. Telos does not explain how the Xacta stock options could have increased in value in any of its certified public filings.

         259. In fact, Telos has not reported any increase in value in its Xacta branded business since 2004.

         260. In 2004, Telos reported to the SEC an income of $25 million for the Xacta brand.

         261. In 2005, Telos reported that the income attributable to the Xacta brand had decreased to approximately $20 million.

         262. In 2006, Telos reported that Xacta revenues had remained flat at $20 million.

         5. Telos has been actively seeking to sell Xacta since 2006, and it is only a matter of time before Xacta is sold and the Xacta stock options are triggered.

         263. Telos' real intent in creating the stock option plans in Telos' subsidiaries rather than the parent entity was to create a scheme which would have allowed Telos' Officers and insiders to cash in on Telos' corporate assets before any funds were paid to the ERPS.

         264. Even though all Telos' service contracts are executed and fulfilled at the parent level, Telos planned to transfer those and other significant assets to subsidiary entities, while maintaining most of the corporate debt at the parent level.

         265. The scheme would be completed when Telos granted stock options in the subsidiary entities to Telos' insiders, and then sold those subsidiary entities thus triggering the stock options.

         266. The intended effect of this shell-game was to carve out significant value of Telos for the personal benefit of Wood and others, at the expense of Telos' other stakeholders.

         267. Additionally, Telos' Xacta-branded assets represent Telos' largest income-producing assets.

         268. When Telos transfers its assets to Xacta and then sells the Xacta business, Telos will have lost its largest income-producing asset and severely crippling Telos' ability to pay its obligations as they come due.

                  (a)      Telos first maneuvered for a sale of Xacta in 2006.

         269. In 2004, Telos formed an Independent Committee of the Board of Telos (the "Independent Committee") whose purpose was, inter alia, to investigate ways to rectify Telos' capital structure insolvency and finance the impending mandatory redemption of the ERPS and payment of ERPS dividends. The Independent Committee consisted of directors Ikle, Motley, and Borland (who enjoyed the exclusive use of Telos' corporate golf membership, without disclosing that fact to other directors or in Telos' filings with the SEC). Legal counsel for the Independent Committee sent a letter to Costa Brava and to Wynnefield dated March 30, 2005, expressly soliciting Costa Brava's aid in finding solutions to Telos' insolvency.

         270. Costa Brava attempted to assist Telos and the Independent Committee in securing alternative financing to stabilize the capitalization of Telos. Among other things, Costa Brava located several investment bankers who were prepared to explore a variety of strategic transactions with or on behalf of Telos, and who had third parties as clients who were interested in exploring strategic financing partnerships with Telos.

         271. Despite its outward appearance, the Independent Committee had no good faith intentions to act on any of Costa Brava's or Wynnefield's proposals.

         272. Upon information and belief, Telos' Independent Committee did not open substantive talks with any potential third-party lenders or investors, whether recommended by Wynnefield, Costa Brava or any other party. The Independent Committee did not engage Costa Brava or Wynnefield in any meaningful dialogue on their recommendations.

         273. The Independent Committee declined even to meet with some interested investors, thereby doing nothing to improve Telos' insolvency or its ability to redeem the ERPS according to the mandatory redemption schedule and pay accrued dividends.

         274. In October 2005, the Independent Committee presented its final recommendations regarding the capital structure insolvency of Telos to the Board. After approximately a full year of stalling and dilatory tactics, the Independent Committee recommended nothing other than Telos' continuing to operate the business and to negotiate a discounted buyout for the ERPS.

         275. The purpose of the Independent Committee was to research and weigh several options of how best to achieve a restructuring of the company's capital. After a year of work, the Independent Committee's only solution to Telos' failure to pay dividends on the ERPS was to recommend that Telos pressure the ERPS holders into selling their instruments back to Telos for pennies on the dollar.

         276. The recommendation of the Independent Committee was inconsistent with Telos' certified financial statements which claimed that Telos did not have the legally available funds to redeem or pay dividends on the ERPS. The Independent Committee did not explain how Telos could theoretically finance a discounted buyout of the ERPS given Telos' self-reported lack of legally available funds.

         277. Telos' proposed discounted buyout, of course, was premised upon Telos' materially understated disclosure of its ERPS obligations.

         278. In short, the Independent Committee of Telos' Board proposed "solutions" which favored Telos' Common Stock holders at the expense of Telos' ERPS holders.

         279. No strategic transactions or investments that would increase the enterprise value of Telos were recommended by the Independent Committee.

         280. Shortly after Telos' Independent Committee failed to recommend any strategic transaction, Telos began soliciting bidders for Xacta.

                  (b) Telos' independent directors recognized the impropriety of the Xacta stock options, and recommended a sale of Telos instead of a sale of Xacta.

         281. A committee composed solely of Telos' outside directors (the "Transaction Committee") concluded that a sale of Telos in its entirety, rather than a sale of a subsidiary, would be in the best interests of Telos and all of its stakeholders.

         282. The Transaction Committee based its decision upon advice from its independent financial advisor Stifel Nicolaus.

         283. The Transaction Committee was also influenced by an interim report by the special litigation committee (the "First SLC") established to investigate Plaintiffs' Original Complaint against Telos and its Officers and Directors.

         284. Telos' First SLC was so concerned by the disproportionate award of stock options in Xacta to Telos' management that it took the unprecedented step of issuing an unsolicited interim report focused squarely on the issue of Xacta options, and noted that a significant amount of sale proceeds from Xacta could be required to be paid to Telos' insiders.

         285. While investigating the Plaintiffs' allegations, one of the directors on the First SLC reported that:

         " . . . we identified a situation that we felt could put the company at peril in the transaction that was being considered at that time, the sale of assets or subsidiaries or the whole company, and that we felt that we had identified aspect of corporate governance that really needed to be tightened down to ensure that if there was a transaction the proceeds would be properly distributed among the various stakeholders of the company.

         We felt very strongly that the board of directors, the independent directors, needed to take over this process and needed to take steps to ensure that the activities of the subsidiaries were subject to the management or the oversight of the independent directors...."

         286. In the words of the First SLC, the Xacta stock option strategy was a "scheme to set the stage for [Telos'] senior management to `get money out'...."

         287. Having investigated the strategic alternatives available, including a sale of Xacta only, the Transaction Committee instead recommended the sale of Telos as a solution to Telos' business difficulties.

                  (c) Porter vetoed the recommendation of Telos' independent Transaction Committee and their financial advisors.

         288. By the terms of a Proxy Agreement, Porter's approval is required of any sale of all or substantially all of Telos' assets.

         289. Porter advised the Transaction Committee that he was not inclined to consider a sale of all of Telos. Porter sent an email to Byers and Motley stating that Porter would decline to consider any transaction that would involve the sale of all of Telos.

         290. On August 15, 2006, Porter sent an email to Motley suggesting that "if the proxy board decides to be neutral and look at all shareholders interests, then I think it behoves [sic] the Board to appoint 2 Board members to care specifically for the interests of the Common [Stock holders] . . . ."
(emphasis added)

         291. Wood and the management team communicated Porter's opposition to the sale of Telos over the course of time in which the Transaction Committee worked to identify a strategic transaction.

         292. Porter went so far as to threaten to sue any Directors who did not protect his interests.

         293. Despite the Transaction Committee's conclusion that the sale of Telos would be in the best interests of Telos and its stakeholders, Porter refused to agree to sell Telos as a whole.

                  (d) Porter's obstruction of the Directors carrying out their fiduciary duties caused their resignation.

         294. Porter's refusal to execute the recommendations of the Transaction Committee placed the Directors in the awkward position of having to continue to operate Telos when they believed that their fiduciary duties compelled a sale of Telos.

         295. On August 16, 2006, six independent directors out of the seven independent directors on Telos' Board resigned en masse: Bruce Stewart ("Stewart"), Thomas Owsley ("Owsley"), Motley, Baker, Sterrett, and Byers. The resignation letters of the six of Telos' resigning directors were published in Telos' Form 8-K filed with the SEC on August 23, 2006.

         296. In the Form 8-K disclosing the resignation of six of its seven independent directors, Telos stated that the resigning independent directors may have disagreed with Porter over the extent of any asset sale or other strategic transaction Telos might conduct.

         297. Byers testified that he resigned as a director of Telos because Porter and Wood would not consider any strategic transaction that would involve a sale of Telos as a whole.

         298. Baker testified that he resigned as a director of Telos because of Telos' majority Common Stock holder's obstruction of the Board pursuing a sale of Telos as a whole, which Baker believed to be necessary and appropriate.

         299. Motley testified that he resigned as a director of Telos in part because Porter was against a sale of the entire company, and that management was focused on their personal stock options in Xacta.

         300. Owsley was instructed by Telos not to answer the question of why he resigned from Telos on the basis of attorney-client privilege, but he indicated that he was concerned that Telos' management was advocating a sale of Xacta which would directly benefit them personally through management's stock options in Xacta.

         301. Sterrett testified that he resigned as a director of Telos because Porter was obstructing the Board from pursuing a sale of Telos as a whole, which Mr. Sterrett believed was necessary and appropriate.

         302. McDuffie and Ikle, the former chair of the Independent Committee, also resigned from Telos in 2006.

                  (e)      Telos continues to seek a buyer for Xacta.

         303. Telos openly admits that a sale of its Xacta lines of business is actively being considered.

         304. As stated herein, Telos' intention to sell Xacta was the reason that Telos was able to avoid a going concern analysis in Goodman's 2006 audit.

         305. Telos has retained KPMG to perform a fairness evaluation of an asset transfer from Telos to Xacta.

         306. Class D directors have been completely isolated and frozen out of deliberations over a potential sale of Xacta. This fact is completely at odds with Telos' May 12, 2006 Board Resolution granting Telos' full Board the authority to approve a sale at the Xacta level.

         307. A sale of Telos' Xacta-branded assets implicates the same considerations highlighted by Telos' First SLC and Telos' former Transaction Committee, and which caused most of Telos' former directors, including the previous Class D directors Stewart and Owsley, to resign because they did not believe supporting such a sale would satisfy their fiduciary obligations to Telos and all its stakeholders.

F. Telos improperly transferred and continues to transfer Telos' corporate assets to Enterworks to avoid payment to the ERPS holders.

         308. Telos primarily funded the creation and operations of its subsidiary Enterworks, a developer of business software. Like Telos' stock option plan in its Xacta subsidiary discussed above, Telos' investment in Enterworks appears to have been an elaborate scheme to enrich certain of Telos' executives and Porter by diverting assets from Telos.

         309. Wood, in addition to his duties for Telos, serves as Executive Chairman of Enterworks.

         310.     Telos created the Enterworks subsidiary in 1996.

         311. In 1996, Enterworks completed a private financing whereby $3,278,000 of subordinated notes was issued, along with 2,048,725 warrants to purchase Enterworks common stock, valued at $921,926. Approximately $2,278,000 of the notes were payable to certain members of Telos' Board, Telos' management, and Telos' stockholders. In addition, Telos created a stock option plan in Enterworks and immediately granted 2,694,000 options of the 5 million options authorized under the plan. Upon information and belief, these options were granted to certain members of Telos' Board, management, and stockholders.

         312. In 1997, Telos invested an additional $5.7 million more in Enterworks, despite Enterworks generating operating losses of $5.8 million. Enterworks granted 998,000 additional stock options in 1997, further diluting

Telos' ownership of Enterworks. Upon information and belief, these options were granted to certain members of Telos' Board, management, and stockholders.

         313. In 1998, Telos increased its investment in Enterworks by an additional $6.3 million. At the same time, Enterworks granted an additional 1,814,000 options, upon information and belief, to Telos' Board, management, and stockholders.

         314. In 1999, Wood and Porter engaged in a number of transactions with the intent of maximizing benefits to themselves in anticipation of an initial public offering ("IPO") of Enterworks.

         315. In 1999, Telos forgave the entirety of Enterworks indebtedness to Telos, approximately $24.4 million, and Enterworks additionally issued 4 million shares of Enterworks stock to Telos. By contrast, Telos estimated that its total obligation owed to the ERPS was $36.9 million as of December 31, 1999, and in the same year declined to pay the ERPS obligations claiming lack of legally available funds.

         316. In 1999, Telos converted approximately $7.6 million of the Porter Note into Enterworks common stock at an exchange ration of one share of Enterworks common stock for each $1.00 of note principal.

         317. While Telos' Board was forgiving Enterworks' debt owed to Telos, Telos was also bizarrely reducing its ownership in the entity. Also in 1999, Telos caused Enterworks to complete a private placement of 21.7 million shares of convertible preferred stock, which generated $25 million in proceeds for Enterworks but further diluted Telos' ownership in the entity.

         318. At the same time, Telos "contributed" 210,912 shares of its Enterworks common stock back to Enterworks, apparently for no consideration to Telos.

         319. All these related-party transactions were occurring while Telos claimed that it did not have legally available funds to meet its obligations owed to the ERPS.

         320. While Wood and others were pursuing an IPO of Enterworks, Telos had significantly reduced its ownership interest in Enterworks, forgave substantial indebtedness owed to Telos, and transferred substantial assets to Wood, Porter and other insiders at depressed values. Telos' Board merely looked on and rubber stamped all of Wood's and Porter's self-interested moves.

         321. Before an IPO could be completed for Enterworks, the Internet bubble burst in 2000, significantly reducing the terms of any sale of the entity.

         322. Despite their initial failure, Wood and Porter continue to transfer Telos' assets to Enterworks, and Telos receives little, if any, consideration for these "investments."

         323. Furthermore, Telos' investment in Enterworks is difficult to track, because Telos asserts that it is no longer required to consolidate Enterworks financial results with its own. Enterworks is not a public company.

         324. Each and every year since 1999 and continuing today, Telos transfers funds to Enterworks. Also since 1999, Telos immediately writes off all these continuing transfers to Enterworks. Over the same period, Telos' ownership interest in Enterworks has been diluted from approximately 30% to 19.4%.

         325. Inexplicably, in 2003 Telos purchased a 50% interest (at Wood's request) in Enterworks International, a wholly-owned subsidiary of Enterworks. Telos paid $500,000 for its interest, and also agreed to fund up to 50% of Enterworks International's operating costs on a go-forward basis. Again, all of these related-party transactions were occurring while Telos was claiming to the SEC that it did not have legally available funds to meet its obligations owed to the ERPS. The SEC has since questioned Telos regarding the propriety of its accounting and disclosure of these and other Enterworks transactions.

         326. For 2003, Telos recorded $848,000 of losses from affiliates, which included the immediate write-down of the $500,000 investment in Enterworks International, in addition to expenses of $900,000 related to rent and services provided by Telos to Enterworks.

         327. For the calendar year of 2005, Enterworks was again unable to fund its proportionate share of its operating costs, forcing Telos to contribute $506,000 to cover Enterworks' share of Enterworks International's operating costs.

         328. As required by applicable accounting rules, Telos has reduced the carrying amounts of the notes receivable in Enterworks to zero, as Telos' share of the Enterworks losses exceeded the carrying value of those notes.

         329. As of December 31, 2005, Telos owned 671,301 common stock shares of Enterworks along with 2,523,635 shares of preferred stock, amounting to 19.4% ownership on a fully diluted basis. Telos carries zero dollar value for these investments.

         330. As a result of these investments, Telos suffered significant losses.

         331. Telos has received no benefit from providing these valuable corporate assets to Enterworks.

G. Telos' accounting statements and transfers of corporate assets breach the terms of the ERPS.

         332. Holders of Telos' ERPS bargained for and obtained both liquidation and payment priority over Telos' Common Stock, or any other security on par with Telos' Common Stock.

         333. However, Telos has routinely paid constructive dividends on its Common Stock while wholly failing to make any payments to Telos' ERPS holders.

         334. Telos has also habitually transferred corporate assets, over which the ERPS holders have a lien interest superior to that of Common Stock holders, outside of the corporation.

         335. These improper payments and transfers breach the terms of the ERPS by improperly elevating certain Common Stock interests above the ERPS.

         336. Most recently, Telos breached the contractual terms by impermissibly attempting a retroactive reversal on its election to pay PIK Dividends on the ERPS.

         1. Xacta stock option holders will have priority in the distribution of proceeds following a sale of Xacta.

         337. The stock options in Xacta are exercisable upon the occurrence of a change of control. Any sale of Xacta, which is currently being pursued by Telos, would result in a change of control sufficient to trigger the stock options in Xacta.

         338. At any time, Telos' Board could transfer Telos' most valuable assets to Xacta and then sell off the subsidiary. In the event that this happens, Telos' executives will benefit at the expense of creditors and stockholders of the parent corporation Telos.

         339. Telos itself has noted that a significant amount of sale proceeds from Xacta could be required to be paid to Telos' insiders.

         340. Upon a sale of Xacta, stock option holders in Xacta would have priority over holders of Telos' ERPS.

         341. Such a sale of Xacta would result in a great windfall to Wood, Flaherty, Marino, Williams and Tracy (all holders of Telos' Common Stock), who would pocket proceeds of the sale before Telos' ERPS holders in clear contravention of the legal and contractual order of priority of Telos' stakeholders.

         342. Telos' stock option grants in Xacta are therefore equivalent to grants of Common Stock, but which receive preferred treatment in the event of a liquidation or change of control.

         343. The preferred treatment of the Xacta stock options represents a distribution outside the order of priority of Telos' stakeholders, and a breach of the legal and contractual obligations owed to the ERPS holders.

         2. Telos' transfers to Enterworks divested Telos of corporate assets in violation of its legal and contractual obligations to the ERPS holders.

         344. From the beginning of Telos' creation of Enterworks, Telos has transferred its own corporate profits in the form of assets and cash transfers to Enterworks.

         345. From inception and continuing through the present, Telos' transfers to Enterworks corresponded to transfers of consideration from Enterworks to Telos that have been written down in value in whole or in part.

         346. At the same time, Telos has continued to divest itself of its ownership interest in Enterworks, leaving no avenue for the disastrous investment in Enterworks to ever be recouped.

         347. Telos continues to transfer corporate profits to Enterworks even though it has never publicly reported any corporate benefits resulting from the Enterworks investment.

         348. At the same time, several corporate insiders of Telos have been granted ownership interests in the Telos corporate assets that were transferred to Enterworks via grants of Enterworks stock.

         349. As preferred shareholders, Telos' ERPS holders have a lien interest superior to that of Common Stock holders in all corporate assets and profits.

         350. Enterworks common stock represents an interest in the corporate profits of Telos, and the holders of Enterworks stock therefore receive preferred treatment over the ERPS holders.

         351. The preferred treatment of the Enterworks stock represents a distribution outside the order of priority of Telos' stakeholders, and a breach of the legal and contractual obligations owed to the ERPS holders.

         3. Telos' reversal of position on the PIK dividends is ineffective and constitutes a breach of Telos' obligations to the ERPS holders.

         352. Telos' May 12, 2006 reversal of position occurred after the Dividend Payment Date occurring on December 1, 2005, when the Registration Statement required that Telos redeem and pay accrued unpaid dividends on the ERPS.

         353. The right to receive payment of accrued unpaid PIK Dividends vested in the ERPS holders as of the first Dividend Payment Date of December 1, 2005.

         354. As a result, Telos' reversal of position as to PIK dividends announced on May 12, 2006 constitutes a breach of Telos obligation as of December 1, 2005 to redeem and pay accrued unpaid PIK Dividends on December 1, 2005.

         355. Furthermore, the ERPS holders' vested right to payment and redemption which crystallized on December 1, 2005 is required by the Registration Statement to be a pro rata redemption and payment on at least 20% of the outstanding shares of ERPS.

         356. As of the first Dividend Payment Date on December 1, 2005, Telos was legally obligated to declare PIK Dividends and to apportion its legally available funds to redeem and pay accrued dividends at least 20% of the outstanding shares of ERPS on a pro rata basis.

         357. The Registration Statement does not allow Telos to satisfy its obligations to pay accrued and unpaid PIK dividends on at least 20% of the ERPS on a pro rata basis on December 1, 2005, and then change the form of paying the then owing and accrued dividends in a different form on the remaining 80% of the ERPS on the remaining Dividend Payment Dates.

         358. Nothing in the Registration Statement or any other document describing the legal obligation of Telos to the ERPS holders authorizes disparate treatment of the accrued unpaid dividends on the ERPS on different Dividend Payment Dates.

         359. Accordingly, Telos' obligation to redeem and pay accrued and unpaid PIK Dividends on at least 20% of the ERPS on December 1, 2005 effectively amounts to an election to pay PIK Dividends on all Dividend Payment Dates.

         4. Telos' payments to its insiders amount to constructive dividends on its Common Stock, and breach the legal and contractual priority bargained for in the ERPS.

         360. Despite Telos' historical insolvency and consistent operating losses, Telos still finds ways to effectively declare and pay dividends to certain holders of its Common Stock.

         361. Porter, Wood, Flaherty, Williams, Marino, McDuffie, Tracy and Borland all own Telos' Common Stock, and have all been instrumental in creating and maintaining the illicit schemes which deprive the ERPS holders of their dividends.

         362. As a reward, Telos has made extraordinary payments to these insiders.

                  (a) Telos' exorbitant bonuses and salaries represent constructive dividends on the common shares owned by Telos' insiders.

         363. Since 1998, Wood, Flaherty, Marino, Williams, McDuffie and Tracy have received cash bonuses totaling $4,590,851.

         364. In 2004 alone, Telos' top five executives received a total of 2,800,000 stock options.

         365. Director Borland also enjoys the exclusive use of Telos' corporate golf membership.

         366. Additionally, upon information and belief, much of Telos' reported SG&A expenses were actually transfers to Telos' corporate insiders.

                  (b) Telos' payments to Porter represent constructive dividends on his Common Stock

         367. The consulting fees paid to Porter, totaling approximately $2,160,000.00, were made for no consideration and represent constructive dividends on Porter's Common Stock.

         368. Similarly, the exorbitant interest paid on the Porter Note represents constructive dividends on his Common Stock.

H. Telos fails to provide accurate valuation of its assets, which would show legally available funds necessary to redeem and pay dividends on the ERPS.

         369. Under both Maryland and Federal law, Telos has an absolute obligation to accurately report its value and the value of the various business sub-units which compose the enterprise value of Telos.

         370. Telos ignores its accounting requirements and keeps many valuable assets off its books in order to avoid having legally available funds with which it could redeem and pay dividends on the ERPS.

         1. Telos has ignored its accounting obligations under federal and Maryland law.

         371. Telos has federal reporting obligations because the ERPS are publicly traded securities.

         372. Additionally, Telos has accounting and reporting requirements under Maryland law.

         373. Pursuant to Section 2-313 of the Maryland Corporations & Associations Code Annotated, Telos must annually prepare a full and correct statement of the affairs of the corporation to include a balance sheet and a financial statement of operations for the proceeding fiscal year.

         374. As part of its reporting requirements under Maryland law, Telos must report the amount and nature of consideration it receives for the stock it issues, including the number of shares of stock in each class issued for the consideration, and the stated capital attributable to the issued shares of stock of each class pursuant to Section 2-302 of the Maryland Corporations & Associations Code Annotated.

         375. Telos has never fulfilled its accounting requirements under Maryland or federal law.

         376. Telos has never provided an accurate statement of the amount and nature of the consideration it receives the stock it issues.

         377. Telos has never provided an accurate statement of the capital attributable to the shares of stock it issues.

         2. A proper accounting would show sufficient value to redeem and pay dividends on the ERPS or establish a sinking fund.

         378. Telos has historically claimed that it did not have sufficient legally available funds with which to redeem and pay dividends on the ERPS. Once Telos' improper accounting is corrected, it is clear that Telos could have sufficient funds to redeem and pay dividends on the ERPS or establish a sinking fund for those payments as required by the terms of the ERPS.

         379. Telos sold approximately 40% of ownership interests TIMS for $6 million even though it only accounted for $17,000.00 in value for those same assets.

         380. By extension, therefore, Telos remaining 60% interest in TIMS must be worth approximately $9 million. All together, Telos should have accounted for approximately $15 million in the TIMS assets.

         381. Similarly, Telos' certified public financial statements currently report Enterworks at no value. However, Telos has previously represented in this lawsuit that Enterworks has a value of at least $19 million to Telos arising from the transfers and divestiture of Enterworks.

         382. Telos is also undervaluing its Xacta-branded assets. Telos' CEO Wood has stated that the value of the stock options in Xacta was as much as $50 million. Given that the stock options in Xacta represent only 30% of the total value of Xacta, Telos should be reporting a value of Xacta of approximately $116 million.

         383. At a minimum, Telos' value has been underestimated by at least $150 million.

         384. Telos' intentional understatement of its value is even more egregious when Telos' grants of constructive dividends are returned and properly accounted for.

         385. Telos has paid Porter approximately $20 million in improper constructive dividends taking the form of consulting fees and exorbitant interest and fees on the Porter Note.

         386. Approximately $4.5 million of constructive dividends have been paid to Telos' insiders in the form of illegitimate cash bonus payments.

         387. Altogether, Telos should have reported an additional $174.5 million in value in its publicly filed financial statements.

         388. Even if Telos' operating losses and its entire obligation under the Wells Fargo Facility were deducted, Telos would still have positive net value. Telos' total operating losses from 1998 through 2006 were approximately $77 million. As of December 31, 2006, Telos owed $12.6 million under the Wells Fargo Facility. If these amounts are considered, Telos has still underreported its value by approximately $85 million.

         389. Telos unreported additional value of $85 million is clearly sufficient legally available funds for Telos to have redeemed and paid dividends on the ERPS on each of December 1, 2005, December 1, 2006, and December 1, 2007. In the alternative, Telos clearly could have established a sinking fund as required by the terms of the ERPS to meet its ERPS obligations.

         390. Telos has admitted that it has sufficient funds with which to pay the entirety of the ERPS obligation. In its 2005 Form 10-K, Telos estimated that the value of its Class A common stock was $.62 per share as of December 31, 2005. By certifying that securities junior to the ERPS have any value whatsoever, Telos in effect certifies that there must be sufficient corporate profits and assets with which to pay the ERPS obligation in full.

         391. Telos' intentional and unlawful understatement of its value is a violation of Telos' reporting obligations under Maryland and federal law. Telos' reliance upon its improper accounting to avoid establishing a sinking fund and redeeming and paying dividends on the ERPS constitutes a material breach of the terms of the ERPS.

         3.       The SEC has opened its own investigation of Telos.

         392. Based upon these and other improprieties, the SEC has recently begun its own investigation into whether there have been violations of federal securities laws at Telos.

                                       IV.
                                CAUSES OF ACTION
                                ----------------

         393. Although labeled as "preferred shares," the ERPS effectively function as debt, having all of the hallmarks of debt. ERPS debt characteristics include: lack of voting rights in most circumstances; fixed dividend payments with no participation in corporate growth; a fixed maturity date; redemption and liquidation rights which do not exceed the security's issue price; and priority over Common Stock holders. Tellingly, Telos identifies preferred stock as "indebtedness" in its corporate charter.

         394. This Court should look to the substance of the ERPS. The ERPS shares contain the traditional hallmarks of debt instruments, and this Court should treat them as debt rather than equity.

         395. Even if this Court would not find the ERPS to be debt instruments, the Court should consider the unpaid accrued dividends on the ERPS to be debt. Telos itself treats the unpaid ERPS dividend obligations as an "interest expense" and a "liability" in its publicly filed financial statements.

         396. Alternatively, given Telos' consistent representations to the public that the ERPS and the unpaid accrued dividends are debt, the defendants should be estopped from denying that either the ERPS or the unpaid accrued dividends are debt.

         397. As holders of the ERPS and as parties entitled to have their instruments redeemed and to receive mandatory dividend payments, Plaintiffs believe that they are creditors of Telos Corporation, rather than stockholders, and, as such, have standing to assert the causes of action and secure the remedies sought in Counts I and II.

         398. Regardless of whether this Court determines the ERPS, the unpaid accrued dividends, or both to be equity or debt, Plaintiffs, as equity holders or creditors of Telos, have standing to assert derivative claims on behalf of Telos. Accordingly, Plaintiffs plead the following Counts in a derivative capacity.

                                     COUNT I
                                     -------
              Setting Aside and Recovery of Fraudulent Conveyances
                       Md. Comm. Law ss.ss. 15-201 et seq.
   (against Telos, Wood, Flaherty, Marino, Williams, McDuffie, Tracy, Porter)

         399. Plaintiffs repeat and reallege each of the preceding paragraphs of this Complaint as if fully set forth herein.

         400. At all times relevant to the facts and claims set out herein, Plaintiffs were creditors of Defendant Telos.

         401. Between 1998 and 2004, Telos conveyed to Wood a total of $1,600,000 in cash bonuses.

         402. Between 2001 and 2004, Telos conveyed to Flaherty a total of $992,692 in cash bonuses.

         403. Between 1999 and 2004, Telos conveyed to Marino a total of $675,659 in cash bonuses.

         404. Between 2001 and 2004, Telos conveyed to Williams a total of $906,000 in cash bonuses.

         405. In 2004, Telos conveyed to McDuffie a total of $250,000 in cash bonuses.

         406. Between 2001 and 2004, Telos conveyed to Tracy a total of $166,500 in cash bonuses.

         407. Between 1997 and 2005, Telos conveyed to Porter $2,160,000.00 in consulting fees.

         408. Between 1995 and 2005, Telos conveyed to Porter approximately double the benchmark interest rate on the Porter Note.

         409. At the time of each such conveyance enumerated above (the "Fraudulent Conveyances"), Telos was either insolvent (i.e. the present fair market value of its assets was less than the amount required to pay its probable liability on its existing debts as they became absolute and matured), or was driven into insolvency as a result of such conveyance, or was left with unreasonably small capital as a result of such conveyance.

         410. The Fraudulent Conveyances were made without fair consideration.

         411. As a result, Plaintiffs request a full and complete accounting of the Fraudulent Conveyances, and that the Court impose a constructive trust on such conveyances and any proceeds derived therefrom. By reason of the fraudulent and otherwise wrongful manner in which the Defendant transferees obtained their alleged right, claim or interest in and to the Fraudulent Conveyances, those Defendant transferees have no legal or equitable right, claim or interest therein. Instead, the Defendant transferees are involuntary trustees holding said property and profits therefrom in constructive trust for Telos with the duty to convey the same to Telos forthwith.

                                    COUNT II
                                    --------
                      Preliminary and Permanent Injunction
                  Pursuant to Md. Code, Comm. Law ss. 15-210(b)
                                 (against Telos)

         412. Plaintiffs repeat and reallege each of the preceding paragraphs of this Complaint as if fully set forth herein.

         413. Due to the conduct of Telos' Officers and Directors, Telos has suffered consistent operating losses since 1998, further deepening its insolvency and damaging Telos' capital position.

         414. During Telos' insolvency, Telos' Directors approved grants to stock options in Xacta to Telos' insiders which would enable those insiders to profit from a sale of any Xacta-branded businesses as proposed by Porter and Wood. The effect of such a sale would be that Telos' insiders would pocket substantial dollar amounts that rightfully belong to Telos.

         415. During Telos' insolvency, Telos' Directors approved inflated compensation packages to Telos' Officers, including the Fraudulent Conveyances as alleged in Count I.

         416. During Telos' insolvency, Telos' Directors authorized regular cash payments to Porter through "consulting fees" and inflated interest payments on the Porter Note.

         417. Upon information and belief, Telos' Officers and Directors regularly approved illegitimate cash payments to Porter under the guise of SG&A Expenses during Telos' insolvency.

         418. Telos' spiraling finances have forced Telos to repeatedly renegotiate its Wells Fargo Facility, and have caused a warning from Telos' auditors regarding Telos' ability to continue as a going concern.

         419. Telos' Officers and Directors have certified financial statements filed with the SEC that materially misstate the ERPS obligation and wrongfully reverse Telos' prior election to issue PIK Dividends on the ERPS from 1992 to 1995.

         420. Plaintiffs are likely to succeed on the merits of their causes of action, and the requested injunction would protect the value of Telos for the benefit of all its stakeholders while not affecting the day-to-day operations of Telos.

         421. Unless an injunction is granted, Telos, its Officers and Borland will continue to engage in fraudulent conveyances in the form of bonuses and further exorbitant grants of compensation and stock options. Such conveyances have caused irreparable harm to Plaintiffs and will continue to cause irreparable harm in the future.

         422. Unless an injunction is granted, Telos, its Officers and Borland will continue to pay Porter illegitimate "consulting fees" and inflated interest payments on the Porter Note. Such conveyances have caused irreparable harm to Plaintiffs and will continue to cause irreparable harm in the future.

         423. Unless an injunction is granted, Telos, its Officers and Borland will continue to submit materially misstated financial statements with the SEC, inviting investigations and jeopardizing Telos' contracts with the U.S. Government.

         424. Unless an injunction is granted, Telos, its Officers and Borland will continue to operate Telos to divert legally available funds with which Telos can satisfy its ERPS obligations.

         425. Accordingly, Plaintiffs petition this Court to enter a preliminary and permanent injunction enjoining Wood and Nakazawa from managing or otherwise participating in the governance of Telos and any of its subsidiaries, including but not limited to any participation in the creation of Telos' publicly filed financial statements.

         426. Plaintiffs petition this Court to enter a preliminary and permanent injunction enjoining Telos from making future bonus payments to any directors or officers unless and until dividend arrearages on the ERPS are satisfied in full and redemption of the ERPS is complete.

         427. Plaintiffs petition this Court to enter a preliminary and permanent injunction enjoining Telos from making further grants of stock options in Telos and its wholly-owned subsidiaries to any Directors or Officers unless and until dividend arrearages on the ERPS are satisfied in full and redemption of the ERPS is complete.

         428. Plaintiffs petition this Court to enter a preliminary and permanent injunction enjoining any Officers and Directors who have already received grants of stock options in Telos' wholly owned subsidiaries from exercising those options unless and until dividend arrearages on the ERPS are satisfied in full and redemption of the ERPS is complete.

         429. Plaintiffs' requested injunction serves the public interest of Maryland by ensuring that Telos' value is protected for the benefit of all its stakeholders.

                               ALTERNATIVE RELIEF
                               ------------------

         430. Plaintiffs recognize that this Court may determine the ERPS, the unpaid accrued dividends, or both to be equity, not debt, and that such a finding could vitiate Plaintiffs' standing as creditors to assert the foregoing causes of action. Accordingly, in the event that this Court should determine that Plaintiffs are solely equity holders, rather than creditors, of Telos, or otherwise lack standing to assert Counts I and II hereinabove, Plaintiffs plead the following Counts III and IV as equity holders of Telos.

                                    COUNT III
                                    ---------
                             Appointment of Receiver
                  Pursuant to Court's General Equitable Powers

         431. Plaintiffs repeat and reallege each of the preceding paragraphs of this Complaint as if fully set forth herein.

         432. Telos' Officers and Directors have engaged in actions which are ultra vires, fraudulent, and otherwise illegal.

         433. Telos' Officers and Directors have certified materially misstated financial statements filed with the SEC that understate Telos' ERPS obligation.

         434. Telos' Officers and Directors have certified materially misstated financial statements filed with the SEC that improperly attempt to reverse Telos' publicly disclosed election to pay PIK Dividends on the ERPS from 1992 to 1995.

         435. Telos' Officers and Directors have certified materially misstated financial statements with the SEC that cited erroneous justifications for Telos' failure to properly account for the ERPS obligation as a short-term liability.

         436. Telos' Officers and Directors have approved illegitimate cash disbursements to Porter in the form of "consulting fees" and inflated interest payments on the Porter Note while the company is generating operating losses and enlarging its Wells Fargo Facility.

         437. Telos' Directors have approved exorbitant grants of compensation and stock options to Telos' insiders while the company is generating operating losses and enlarging its Wells Fargo Facility.

         438. Upon information and belief, Telos' Officers and Directors have regularly approved illegitimate cash payments to Porter under the guise of SG&A Expenses during Telos' insolvency.

         439. Telos' Officers and Directors have abdicated their duties to Telos by allowing Porter and Wood to control Telos.

         440. Porter has improperly used his majority position in all of Telos' securities to receive regular improper cash payments from Telos.

         441. Wood has improperly acted in concert with Porter to improperly block any transaction or other strategy from Telos' Board which would generate sufficient liquidity to pay Telos' ERPS obligation.

         442. Porter's and Wood's stranglehold on Telos caused the en masse resignation of six of Telos' seven independent directors.

         443. Unless a receiver is appointed, Telos will continue to engage in the ultra vires, fraudulent, and otherwise illegal acts complained of herein, so as to pose an imminent danger to the assets of Telos.

         444. Accordingly, Plaintiffs petition this Court, under its general equitable powers, to appoint a receiver for Telos to take charge of the company's assets and operate the business of the corporation, as necessary and proper to preserve them, and to take such actions as are necessary to terminate and remedy defendants' ultra vires, fraudulent, and otherwise illegal acts complained of herein, pending further determination and action of this Court.

                                    COUNT IV
                                    --------
                    Petition for Dissolution of Corporation
       Md. Code, Corporations & Associations, ss. 3-413(b)(2); ss. 3-414

         445. Plaintiffs repeat and reallege each of the preceding paragraphs of this Complaint as if fully set forth herein.

         446.     Plaintiffs are equity holders of Telos Corporation.

         447. Telos' Officers and Directors and majority Common Stock holder Porter have engaged in illegal, oppressive, and fraudulent acts, as alleged hereinabove.

         448. Telos' Officers and Directors have certified materially misstated financial statements filed with the SEC that understate Telos' ERPS obligation.

         449. Telos' Officers and Directors have certified materially misstated financial statements filed with the SEC that improperly attempt to reverse Telos' publicly disclosed election to pay PIK Dividends on the ERPS from 1992 to 1995.

         450. Telos' Officers and Directors have certified materially misstated financial statements with the SEC that cited erroneous justifications for Telos' failure to properly account for the ERPS obligation as a short-term liability.

         451. Telos' Officers and Directors have regularly approved illegitimate cash disbursements to Porter in the form of "consulting fees" and inflated interest payments on the Porter Note while the company is generating operating losses and enlarging its Wells Fargo Facility.

         452. Telos' Directors have approved exorbitant grants of compensation and stock options to Telos' insiders while the company is generating operating losses and enlarging its Wells Fargo Facility.

         453. Telos' Officers and Directors have abdicated their duties to Telos by allowing Porter and Wood to control Telos.

         454. Upon information and belief, Telos' Officers and Directors have approved regular cash payments to Porter under the guise of SG&A Expenses during Telos' insolvency.

         455. Porter has improperly used his majority position in all of Telos' securities to protect his family's investment in Telos and to receive regular improper cash payments from Telos.

         456. Wood has improperly acted in concert with Porter to improperly block any transaction or other strategy from Telos' Board which would generate sufficient liquidity to pay Telos' ERPS obligation.

         457. Porter's and Wood's stranglehold on Telos caused the en masse resignation of six of Telos' seven independent directors.

         458. Since 1998, Telos has consistently generated significant operating losses.

         459. Telos' deepening insolvency is demonstrated by its repeated renegotiations of its Wells Fargo Facility whereby Telos is increasing its line of credit in order to fund its operations.

         460. Telos' independent auditors have expressed doubt about Telos' ability to continue as a going concern.

         461. Plaintiffs hereby petition this Court that Telos be dissolved and for the appointment of a temporary receiver to take charge of Telos' assets and operate the business of the corporation, as necessary and proper to preserve them, pending a final determination as to dissolution.

                                    COUNT V
                                    -------
                             Shareholder Oppression
                                (against Porter)

         462. Plaintiffs repeat and reallege each of the preceding paragraphs of this Complaint as if fully set forth herein.

         463. Porter is the majority stakeholder in all the securities of Telos except the ERPS.

         464. Porter owns controlling positions in all securities senior to the ERPS (the Porter Note and senior preferred stock) and in all securities junior to the ERPS (Common Stock).

         465. Porter's ownership of Telos has resulted in Porter's control and domination of Telos' Board.

         466. Porter used his influence with the Board to cause Telos to pay him exorbitant interest on the Porter Note.

         467. Porter used his influence with the Board to cause Telos to pay him illegitimate "consulting fees."

         468. Porter used his influence with the Board to cause Telos to continually perpetuate the Pre-Payment Penalty in the Porter Note, despite the fact that the measure hinders Telos' ability to pursue strategic transactions in the capital market, and despite the fact that Telos' Board has had numerous opportunities to allow the Pre-Payment Penalty to expire.

         469. Porter used his influence with the Board to cause Telos to pre-pay $3 million on the Porter Note in 2002.

         470. Porter used his influence with the Board to cause Telos to grant him stock options and other securities and instruments in Enterworks.

         471. Porter used his influence with the Board to cause Telos to dilute Telos' ownership interest in Enterworks.

         472. Porter used his influence with the Board to cause Telos, in its 2005 Form 10-K, to reverse position on the payment to the ERPS holders of the PIK Dividends. This action benefited Porter directly, at the expense of the ERPS holders, because it allowed Porter to avoid decreased valuation to his Common Stock by the issuance of additional ERPS.

         473. Porter used his influence with the Board to cause Telos to make illegitimate cash payments to Porter under the guise of SG&A Expenses during Telos' insolvency.

         474. Porter used his majority position in Telos to block a sale of the entire entity, despite the fact that Telos' independent Directors found that such a sale would be in the interest of Telos and all its stakeholders.

         475. By obtaining a significant monetary benefit for himself at the expense of the minority ERPS holders, Porter has engaged in systematic oppression of those ERPS holders.

         476. The ERPS holders have been directly and significantly damaged as a proximate cause of Porter's oppression. Specifically, the ERPS holders have lost at least $32 million in value due to Telos' recent reversal of its position on the PIK Dividends, as well as all improper cash payments made to Porter in the form of interest payments on the Porter Note and illegitimate "consulting fees."

                                ADDITIONAL RELIEF
                                -----------------

         477. Plaintiffs plead the following Counts regardless of whether they are adjudged to be equity holders or creditors of Telos.

                                    COUNT VI
                                    --------
               Md. Code, Corporations & Associations, ss. 2-405.1
                             (against the Directors)

         478. Plaintiffs repeat and reallege each of the preceding paragraphs of this Complaint as if fully set forth herein.

         479. The Directors are obligated to perform their duties in good faith.

         480. The Directors are obligated to perform their duties in a manner they reasonably believe to be in the best interest of the corporation.

         481. The Directors are obligated to perform their duties with the care that an ordinarily prudent person in a like position would use under similar circumstances.

         482. The Directors breached their duties by certifying materially misstated financial statements filed with the SEC that understate Telos' ERPS obligation.

         483. The Directors breached their duties by certifying materially misstated financial statements filed with the SEC that improperly attempt to reverse Telos' publicly disclosed election to pay PIK Dividends on the ERPS from 1992 to 1995.

         484. The Directors breached their duties by certifying materially misstated financial statements filed with the SEC that cited erroneous justifications for Telos' failure to properly account for the ERPS obligation as a short-term liability.

         485. The Directors breached their duties by approving improper cash disbursements to Porter in the form of illegitimate "consulting fees" and inflated interest payments on the Porter Note while the company is generating operating losses and enlarging its Wells Fargo Facility.

         486. The Directors breached their duties by approving exorbitant grants of compensation and stock options to Telos' insiders while the company is generating operating losses and enlarging its Wells Fargo Facility.

         487. The Directors breached their duties by approving the Fraudulent Conveyances to Telos' executives and insiders while the company is generating operating losses and enlarging its Wells Fargo Facility.

         488. The Directors breached their duties by abdicating their duties to Telos and allowing Porter and Wood to control Telos.

         489. Upon information and belief, Telos' Directors have breached their duties by regularly approving illegitimate cash payments to Porter under the guise of SG&A Expenses during Telos' insolvency.

         490. In committing the breaches set out above, the Directors wholly failed to exercise any business judgment whatsoever.

         491. In committing the breaches set out above, the Directors acted carelessly, recklessly and/or were grossly negligent in the performance of their duties.

         492. As a direct and proximate result of the foregoing, Telos and Telos' creditors suffered substantial damages and Telos' assets were impaired.

         493. Plaintiff Costa Brava demanded that Telos (1) recover its fraudulent transfers, (2) cease bonus payments and stock option grants to executives, (3) actively pursue a financial resolution of its insolvency, and
(4) pursue a financial solution that facilitates payments of mandatory dividends and mandatory redemption, including a demand for appropriate legal action, but Telos has refused. Specifically, by letter to the Telos' Board dated September 9, 2005, Costa Brava demanded that Telos' Board take corrective action within 30 days by providing a full and complete accounting, as well as recovering cash bonus payments and canceling or prohibiting the exercise of stock options granted to Wood, Flaherty, Marino, Williams, McDuffie and Tracy. Telos did not respond to Costa Brava's demand letter.

         494. As a result of the refusal by Telos, Plaintiffs have standing to bring this claim against the Directors derivatively on behalf of Telos.

         495. The damages from the foregoing breaches of duty are in an amount not yet fully ascertained.

                                    COUNT VII
                                    ---------
                            Breach of Fiduciary Duty
                             (against the Officers)

         496. Plaintiffs repeat and reallege each of the preceding paragraphs of this Complaint as if fully set forth herein.

         497. The Officers stand in a fiduciary relationship with their corporation, Telos.

         498. The Officers are obligated to perform their duties with the utmost good faith and loyalty.

         499. The Officers are obligated not to engage in self-dealing to the detriment of Telos and its creditors and stockholders.

         500. The Officers breached their duties by approving improper cash disbursements to Porter in the form of illegitimate "consulting fees" and inflated interest payments on the Porter Note while the company is generating operating losses and enlarging its Wells Fargo Facility.

         501. The Officers breached their duties by approving and accepting exorbitant grants of compensation and stock options to Telos' insiders while the company is generating operating losses and enlarging its Wells Fargo Facility.

         502. The Officers breached their duties by approving and accepting the Fraudulent Conveyances while the company is generating operating losses and enlarging its Wells Fargo Facility.

         503. The Officers breached their duties by certifying and filing materially misstated financial disclosures with the SEC that misstate Telos' obligations with respect to the ERPS by approximately $40 million.

         504. The Officers breached their duties by certifying and filing materially misstated financial disclosures with the SEC that materially misstate the nature of the short-term obligation with respect to the due and owing dividends on the ERPS as well as the redemption of the instruments themselves.

         505. The Officers breached their duties by abdicating their duties to Telos and allowing Porter and Wood to control Telos.

         506. Upon information and belief, Telos' Officers have breached their duties by regularly approving illegitimate cash payments to Porter under the guise of SG&A Expenses during Telos' insolvency.

         507. In committing the breaches set out above, the Officers failed to consider the interests of Telos and Telos' creditors, and instead were motivated by their own self-interest.

         508. In committing the breaches set out above, the Officers wholly failed to exercise any business judgment whatsoever.

         509. In committing the breaches set out above, the Officers acted carelessly, recklessly and/or were grossly negligent in the performance of their duties.

         510. As a direct and proximate result of the foregoing, Telos and Telos' creditors suffered substantial damages and Telos' assets were impaired.

         511. Plaintiffs demanded that Telos (1) recover its fraudulent transfers, (2) cease bonus payments and stock option grants to executives and any exercise thereof, (3) actively pursue a financial resolution of its insolvency, and (4) pursue a financial solution that facilitates payments of mandatory dividends and mandatory redemption, including a demand for appropriate legal action, but Telos has refused. Specifically, by letter to the Telos' Board dated September 9, 2005, Costa Brava demanded that Telos' Board take corrective action within 30 days by providing a full and complete accounting, as well as recovering cash bonuses paid to Wood, Flaherty, Marino, Williams, McDuffie and Tracy. Costa Brava also demanded that Telos' Board cancel or prohibit the exercise of stock options granted to Wood, Flaherty, Marino, Williams and McDuffie. Telos did not respond to Costa Brava's demand letter.

         512. As a result of the refusal by the Officers and Directors, Plaintiffs have standing to bring this claim derivatively on behalf of Telos.

         513. The damages from the foregoing breaches of duty are in an amount not yet fully ascertained.

                                   COUNT VIII
                                   ----------
                               Breach of Contract
                                 (against Telos)

         514. Plaintiffs repeat and reallege each of the preceding paragraphs of this Third Amended Complaint as if fully set forth herein.

         515. A valid contract exists between Telos and the ERPS holders via the Registration Statement and the Articles of Amendment and Restatement.

         516. The contract between Telos and the ERPS holders unambiguously provides that Telos' must redeem and pay dividends on the ERPS.

         517. Telos breached its obligation to pay dividends on the ERPS during periods when Telos had no outstanding borrowings on the Wells Fargo Facility.

         518. The contract between Telos and the ERPS holders unambiguously provides that Telos' ERPS obligation is senior to all Common Stock and all securities and interests on par with the Common Stock.

         519. Telos must redeem and pay dividends on the ERPS, or alternatively establish a sinking fund to redeem and pay dividends on the ERPS, prior to distributing any funds to holders of Telos' Common Stock or interests on par with the Common Stock without exception.

         520. Telos' erroneous accounting justifications for failing to redeem and pay dividends on the ERPS, or in the alternative establish a sinking fund to redeem and pay dividends on the ERPS, breaches the legal and contractual obligation to redeem and pay dividends on the ERPS.

         521. Telos is actively seeking to sell its subsidiary Xacta. Xacta owns no assets, and before any sale can be completed Telos must transfer Telos' corporate assets into Xacta.

         522. Any sale of Xacta or any other of Telos' subsidiaries, affiliates or interests will trigger stock options granted in those subsidiaries, and sale proceeds will be distributed first to the holders of those stock options rather than any of Telos other stakeholders, including the ERPS.

         523. The effect of that transaction or any similar transaction would be to elevate the priority of the holders of subsidiary stock options over Telos' ERPS.

         524. Telos has positively and unconditionally signaled its intent to breach its obligations under its contract with the ERPS holders by granting stock options in its subsidiaries which have priority over the ERPS holders.

         525. Telos has positively and unconditionally signaled its intent to breach its obligations under its contract with the ERPS holders by seeking to sell subsidiaries and pay value to holders of Common Stock and holders of interests in subsidiaries on par with Common Stock in priority over the ERPS holders.

         526. Telos' payment of constructive dividends on Common Stock through exorbitant salaries and bonuses, consulting fees, and interest payments breached Telos' legal and contractual priority owed to the ERPS holders.

         527. Telos' transfers to Enterworks and other subsidiaries, affiliates and interests of corporate assets and profits, in which Telos' ERPS holders have a lien interest superior to holders of Telos' Common Stock and other securities and interests on par with Telos' Common Stock, breached the legal and contractual priority owed to the ERPS holders.

         528. Telos' reversal of position in 2006 on its stated and certified intention to pay PIK dividends breached Telos' legal and contractual obligation to pay PIK dividends on the Dividend Payment Date of December 1, 2005.

         529. Telos' reversal of position on its stated and certified intention to pay PIK Dividends breached Telos' contractual obligation to pay PIK Dividends on the entirety of the ERPS outstanding.

         530. The ERPS holders have been directly and significantly damaged as a proximate result of Telos' breach of contract.

                                    COUNT IX
                                    --------
                      Preliminary and Permanent Injunction
                                 (against Telos)

         531. Plaintiffs repeat and reallege each of the preceding paragraphs of this Third Amended Complaint as if fully set forth herein.

         532. Telos has paid and continues to pay constructive dividends on the Common Stock through exorbitant salaries and bonuses, consulting fees, and interest payments on the Porter Note.

         533. Telos has transferred and continues to transfer corporate profits and assets, over which the ERPS holders have a lien interest superior to that of holders of Telos' Common Stock and holders of any other securities or interests on par with Telos' Common Stock, to Telos' subsidiaries, affiliates and other entities in which Telos and its insiders own interests.

         534. As a result of Telos' grant of stock options in its subsidiaries, a significant amount of sale proceeds from Xacta or any of Telos' subsidiaries must be paid to Telos' insiders and other holders of Telos' Common Stock.

         535. By distributing proceeds of a sale of one of its subsidiaries first to stock option holders, who are in essence holders of common stock, Telos will improperly favor those interests over the more senior ERPS.

         536. Such a sale of Xacta would result in a great windfall to Wood, Flaherty, Marino, Williams and Tracy, who would pocket proceeds of the sale before anyone else.

         537. Furthermore, Xacta is Telos' largest income-producing asset, and selling it would severely limit Telos' ability to pay its obligations as they come due.

         538. Plaintiffs are likely to succeed on the merits of their causes of action, and the requested injunction would protect the proper value of the ERPS while not affecting the day-to-day operations of Telos.

         539. Unless an injunction is granted, Telos will sell one of its subsidiaries, most likely Xacta, which will trigger stock options and require Telos to make payments to stock option holders who, as common shareholders, should be junior to the ERPS.

         540. Unless an injunction is granted, Telos will make these payments to stock option holders before any sale proceeds are distributed to the ERPS holders in the form of past due dividends and redemption of the ERPS.

         541. Plaintiffs petition this Court to enter a preliminary and permanent injunction enjoining Telos from any sale of stock or assets of Telos to any shareholder unless or until the obligations then owing to the ERPS holders have been satisfied.

         542. Plaintiffs petition this Court to enter a preliminary and permanent injunction enjoining Telos from any further transfer of corporate profits and assets, over which the ERPS holders have a lien interest superior to that of holders of Telos' Common Stock and holders of any other securities or interests on par with Telos' Common Stock, to any subsidiaries, affiliates or other interests.

         543. Plaintiffs petition this Court to enter a preliminary and permanent injunction enjoining Telos from any further payment of constructive dividends on the Common Stock through exorbitant salaries and bonuses, consulting fees to Porter, and above-market interest payments on the Porter Note.

         544. Plaintiffs' requested injunction serves the public interest of Maryland by ensuring that Telos' value is protected for the benefit of all its stakeholders.

                                     COUNT X
                                   Accounting
                                   ----------

         545. Plaintiffs repeat and reallege each of the preceding paragraphs of this Third Amended Complaint as if fully set forth herein.

         546. Telos is required under Maryland law to prepare annually a full and correct statement of the affairs of the corporation, to include a balance sheet and a financial statement of operations for the proceeding year.

         547. Telos' obligation to prepare annual statements necessitates that Telos prepare annual statements for each of its subsidiary entities.

         548. Telos is required under Maryland law to keep its books and records in a manner which shows the amount and nature of the money or other consideration it receives for the stock which it issues, including the number of shares of stock for each class issued for the consideration and the stated capital attributable to the issued shares of stock.

         549. Telos is required under Maryland law to keep its books and records in a manner which shows the amount and nature of money or other consideration it receives for the convertible securities which it issues.

         550. Therefore Telos' annual statements must also include statements detailing the amount and nature of money or other consideration it receives for the stock which is issued by Telos or any of its subsidiaries, including the number of shares of stock for each class issued and the stated capital attributable to the issued shares of stock.

         551. From its inception in 1989 to the present, Telos has never prepared or provided an annual statement which satisfies all requirements under Maryland law.

         552. Telos has failed to report the stated capital attributable to the ERPS.

         553. As a result, Plaintiffs request a full and complete accounting of Telos and all its subsidiaries and other affiliates and interests.

                                       V.
                                   JURY DEMAND
                                   -----------

         554.      Trial by Jury is hereby demanded.

WHEREFORE, Plaintiffs demand judgment against Defendants:

         (1) for a full and complete accounting of Telos and its subsidiaries, including but not limited to Enterworks and Xacta;

         (2) for a declaration that Porter, the Officers and Directors hold all Fraudulent Conveyances complained of hereinabove in constructive trust for Telos;

         (3) for an order requiring Porter, the Officers and Directors to account to Plaintiffs for all of the proceeds derived as a result of the Fraudulent Conveyances, and to pay to Telos the sum found due on such accounting;

         (4) for preliminary and permanent injunctions enjoining Telos from making future bonus payments to any Directors or Officers unless and until dividend arrearages on the ERPS are satisfied in full and the mandatory redemption schedule is fulfilled;

         (5) for preliminary and permanent injunctions enjoining Telos from making further grants of stock options in Telos and its wholly-owned subsidiaries to any Directors or Officers unless and until dividend arrearages on the ERPS are satisfied in full and the mandatory redemption schedule is fulfilled;

         (6) for preliminary and permanent injunctions enjoining Porter and any Officers and Directors who have already received grants of stock options in Telos' subsidiaries from exercising those options unless and until dividend arrearages on the ERPS are satisfied in full and the mandatory redemption schedule is fulfilled;

         (7) for preliminary and permanent injunction enjoining Wood and Nakazawa from managing or otherwise participating in the governance of Telos and any of its subsidiaries, including but not limited to any participation in the creation of Telos' publicly filed financial statements;

         (8) for a preliminary and permanent injunction enjoining Telos from any sale of stock or assets of Telos to any shareholder unless or until the obligations then owing to the ERPS holders have been satisfied;

         (9) for a preliminary and permanent injunction enjoining Telos from any further transfer of corporate profits and assets, over which the ERPS holders have a lien interest superior to that of holders of Telos' Common Stock and holders of any other securities or interests on par with Telos' Common Stock, to any subsidiaries, affiliates or other interests;

         (10) for a preliminary and permanent injunction enjoining Telos from any further payment of constructive dividends on the Common Stock through exorbitant salaries and bonuses, consulting fees to Porter, and above-market interest payments on the Porter Note;

         (11)     for damages to Telos;

         (12)     for damages to the ERPS holders;

         (13)     for the appointment of a receiver;

         (14)     for the dissolution of Telos;

         (15) for costs of court and such other and further relief as to which Plaintiffs may be entitled.

Dated:   February 12, 2007             SHUMAKER WILLIAMS, P.C.

                                   By: _________________________________________
                                       Harry Levy
                                       40 West Chesapeake Avenue, Suite 605
                                       Towson, Maryland 21204
                                       (410) 825-5223
                                       (410) 825-5426 (facsimile)

                                       - and-

                                       WARNER STEVENS, LLP
                                       Lewis T. Stevens (TX Bar No. 24031366)
                                       Jeffrey R. Erler (TX Bar No. 00796516)
                                       J. Todd Key (TX Bar No. 24027104)
                                       301 Commerce Street, Suite 1700
                                       Fort Worth, Texas 76102
                                       (817) 810-5250
                                       (817) 810-5255 (facsimile)

                                       ATTORNEYS FOR PLANITIFF
                                       COSTA BRAVA PARTNERSHIP III, L.P.

                                       - and -

                                       WHITEFORD, TAYLOR & PRESTON, L.L.P.

                                   By: _________________________________________
                                       Jonathan E. Claiborne
                                       7 St. Paul Street, Suite 1400
                                       Baltimore, Maryland 21202-1626
                                       (410) 347-9409
                                       (410) 223-4309 (facsimile)

                                       - and-

                                       KANE KESSLER, P.C.
                                       Jeffrey H. Daichman, Esq.
                                       1350 Avenue of The Americas
                                       New York, New York 10019-4896
                                       (212) 519-5142
                                       (212) 245-3009 (facsimile)

                                       ATTORNEYS FOR PLAINTIFF
                                       WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.

                             CERTIFICATE OF SERVICE
                             ----------------------

         I hereby certify that on this 12th day of February, 2007, a true and exact copy of the foregoing was sent via electronic mail, to:

Counsel for Defendant Telos Corporation:
---------------------------------------

Ava Lias-Booker, Esq.
Donald E. Rea, Esq.
McGuireWoods LLP
7 Saint Paul Street, Suite 1000
Baltimore, Maryland  21202-1671
E-Mail:  alias-booker@mcguirewoods.com
E-Mail:  drea@magquirewoods.com

Thomas E. Spahn, Esq.
McGuire Woods LLP
1750 Tyson Boulevard, Suite 1800
McLean, Virginia  22102-4215
E-Mail:  tspahn@mcguirewoods.com

Charles William McIntyre, Esq.
Lauren Rosenblatt, Esq.
McGuireWoods LLP
Washington Square
1050 Connecticut Avenue, N.W., Suite 1200
Washington, D.C.  20036
E-Mail:  cmcinye@mcguirewoods.com
E-Mail:  lrosenblatt@mcguirewoods.com


Counsel for Defendants John McDuffie,
------------------------------------
Michelle Nakazawa, Richard Tracy,
--------------------------------
Edward Williams, and Michael Flaherty:
-------------------------------------

Andrew Jay Graham, Esq.
Max H. Lauten, Esq.
Catherine M. Manofsky, Esq.
Kramon & Graham, P.A.
One South Street, Suite 2600
Baltimore, Maryland  21202-3201
E-Mail:  agraham@kg-law.com
E-Mail:  mlauten@kg-law.com
E-Mail:  cmanofsky@kg-law.com

Counsel for Defendant David Borland:
-----------------------------------

Gerard P. Martin, Esq.
David M. Wyand, Esq.
Rosenberg Martin Funk Greenberg, LLP
25 South Charles Street, Suite 2115
Baltimore, Maryland  21202
E-Mail:  gmartin@rosenbergmartin.com
E-Mail:  dwyand@rosenbergmartin.com


Counsel for Defendants Geoffrey Baker,
-------------------------------------
Norman Byers, Langhorne Motley and
----------------------------------
Malcolm Sterrett:
----------------

Russell D. Duncan, Esq.
Joshua P. Galper, Esq.
Orrick, Herrington & Sutcliffe LLP
Washington Harbour
1050 K Street, N.W.
Washington, D.C.  20007-5135
E-Mail:  rduncan@orrick.com
E-Mail:  jgalper@orrick.com


Counsel for Defendants Robert J. Marino
---------------------------------------
And John B. Wood:
----------------

Jefferson V. Wright, Esq.
Donald English, Esq.
E. Hutchinson Robbins, Jr., Esq.
Miles & Stockbridge, P.C.
10 Light Street
Baltimore, Maryland  21202-1487
E-Mail:  jwright@milesstockbridge.com
E-Mail:  denglish@milesstockbridge.com
E-Mail:  erobbins@milesstockbridge.com


Counsel for Fred Charles Ikle:
-----------------------------

Gregory T. Lawrence, Esq.
Paul A. Fenn, Esq.
Anthony M. Conti, Esq.
Conti Fenn & Lawrence, LLC
36 South Charles Street, Suite 2501
Baltimore, Maryland  21201
E-Mail:  greg@lawcfl.com
E-Mail:  paul@lawcfl.com
E-Mail:  tony@lawcfl.com

                                       _________________________________________
                                       Harry Levy